  FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12 , 1998

                                                 REGISTRATION NO. 333-66061
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                               PRE-EFFECTIVE

                            AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------
                            MOHAWK INDUSTRIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                DELAWARE                               52-1604305
    (STATE OR OTHER JURISDICTION OF     (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
     INCORPORATION OR ORGANIZATION)

                         160 SOUTH INDUSTRIAL BOULEVARD
                             CALHOUN, GEORGIA 30701
                                 (706) 629-7721
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ----------------
                                 DAVID L. KOLB
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            MOHAWK INDUSTRIES, INC.
                         160 SOUTH INDUSTRIAL BOULEVARD
                             CALHOUN, GEORGIA 30701
                                 (706) 629-7721
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
      THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:
                             ALEXANDER W. PATTERSON
                              MICHAEL R. MCALEVEY
                               ALSTON & BIRD LLP
                              ONE ATLANTIC CENTER
                           1201 WEST PEACHTREE STREET
                          ATLANTA, GEORGIA 30309-3424
                                 (404) 881-7000

                                ----------------
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                             4,899,992 SHARES

                            MOHAWK INDUSTRIES, INC.

                                  COMMON STOCK

The stockholders of Mohawk Industries, Inc. listed below are offering and selling 4,899,992 shares of Mohawk's common stock under this prospectus.

The selling stockholders will obtain their shares of Mohawk common stock in connection with a merger of WC Acquisition Corp., a wholly owned subsidiary of Mohawk, with and into World Carpets, Inc. Some or all of the selling stockholders expect to sell their shares.

The selling stockholders may offer their Mohawk common stock through public or private transactions, on or off the New York Stock Exchange, at prevailing market prices, or at privately negotiated prices.

Mohawk stock is listed on the New York Stock Exchange and trades under the ticker symbol: "MHK." On November 11, 1998, the closing price of one share of Mohawk common stock on the New York Stock Exchange was $30.0625.

INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

             The date of this prospectus is November 12, 1998.

                                  THE COMPANY

Mohawk is the second largest producer of woven and tufted broadloom carpet and rugs for residential and commercial applications in the world. We design, manufacture and market broadloom carpet and rugs across a broad range of colors, textures and patterns, targeting all price points and emphasizing quality, style, performance and service. We market our products through all distribution channels, including carpet retailers, home centers, mass merchandisers, department stores, commercial dealers and some commercial end users.

Our principal executive offices are located in Calhoun, Georgia 30701 and our telephone number is (706) 629-7721.

RECENT ACQUISITIONS.

World Carpets, Inc.

On November 12, 1998, we acquired World Carpets, Inc. from its stockholders, all of whom are selling stockholders named in this prospectus. World is a leading producer of woven and tufted broadloom carpet and rugs for residential and commercial applications. As a result of the acquisition, World has become our wholly owned subsidiary and we have issued to the selling stockholders 4,899,992 shares of Mohawk common stock, which are the shares offered hereby. The acquisition has been accounted for as a pooling-of-interests. As a result, our supplemental consolidated financial statements included in this prospectus reflect the historical consolidated financial statements which have been restated to include the accounts and results of operations of World.

American Weavers LLC

On August 10, 1998, we acquired American Weavers LLC, a manufacturer of tufted, woven and knitted decorative throws, placemats, table runners, kitchen chair pads and tufted accent, scatter and area rugs. The acquisition was accounted for as a purchase.

Newmark & James, Inc.

On June 30, 1998, we acquired Newmark & James, Inc., a manufacturer of high-end cotton washable bath area rugs. The acquisition was accounted for as a purchase.

                                  RISK FACTORS

IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS WHEN EVALUATING AN INVESTMENT IN SHARES OF MOHAWK COMMON STOCK.

RISKS RELATED TO ACQUISITIONS.

We intend to pursue acquisitions of complementary businesses as part of our business and growth strategies. Although we regularly evaluate acquisition opportunities, we cannot offer assurance that we will be able to:

  .successfully identify suitable acquisition candidates

  .obtain sufficient financing on acceptable terms to fund acquisitions

  .complete acquisitions

  .integrate acquired operations into our existing operations, or

  .profitably manage acquired businesses.

Acquired operations may not achieve levels of sales, operating income or productivity comparable to those of our existing operations, or otherwise perform as expected. Acquisitions may also involve a number of special risks, some or all of which could have a material adverse effect on our business, results of operations and financial condition, including, among others:

  .possible adverse effects on our operating results

  .diversion of our management's attention and our resources, and

  .dependence on retaining, training acquired key personnel.

THE CARPET INDUSTRY IS CYCLICAL.

The carpet industry is cyclical and is influenced by a number of general economic factors. Prevailing interest rates, consumer confidence in spending for durable goods and disposable income all have an impact on our growth and profitability. In addition, sales of our principal products are related to the construction and renovation of commercial and residential buildings. Any adverse cycle could lessen the overall demand for our products and could, in turn, impair our growth and profitability.

THE CARPET BUSINESS IS SEASONAL.

We are a calendar year end company and our results for the first quarter tend to be the weakest. Our second, third and fourth quarters typically produce higher net sales and operating income. These results are primarily due to consumer residential spending patterns and more carpet being installed during the spring and summer months.

OUR BUSINESS IS COMPETITIVE.

We operate in a highly competitive industry. We and other manufacturers in the carpet industry compete on the basis of price, style, quality and service. Some of our competitors have greater financial resources at their disposal. We have one competitor whose size could allow it certain manufacturing cost advantages compared to other industry participants. If our competitors substantially increase production and marketing of competing products, then we might be required to lower our prices or spend more on product development, marketing, and sales, both of which could adversely affect our profitability.

AN INCREASE IN THE COSTS OF RAW MATERIALS COULD NEGATIVELY IMPACT OUR PROFITABILITY.

The cost of raw materials has a significant impact on the profitability of our company. In particular, our business requires us to purchase large volumes of nylon fiber and polypropylene resin, which is used to manufacture fiber. We do not have any long-term supply contracts for any of these products. While we generally attempt to match cost increases with price increases, large increases in the cost of such raw materials could adversely affect our business, results of operations and financial condition if we are unable to pass these costs through to our customers.

WE MAY INCUR SIGNIFICANT COSTS TO MAKE OUR SYSTEMS "YEAR 2000" COMPLIANT.

Through our restructuring efforts over the past three years, we have installed new information technology systems throughout all of our organization, all of which are Year 2000 compliant. In addition, we have concluded our identification of all other significant information technology systems that are not Year 2000 compliant. We are reviewing our equipment and software with the respective vendors from whom we purchased the equipment and software to address any noncompliance issues. However, we believe that certain Year 2000 issues exist with respect to our business systems. We have formed a committee of employees familiar with our information technology systems to assess and prioritize the need to act, on the basis of each system's importance to us, to ensure that our business systems will be made Year 2000 compliant. We have also begun a review of all process control systems, both proprietary and non-proprietary. This review revealed that certain Year 2000 issues exist. We do not believe these issues are material and will obtain the necessary technical resources to assist us in making these systems Year 2000 compliant. Although we can provide no assurances, we estimate that it will cost no more than approximately $1,000,000 of incremental costs to make our business systems Year 2000 compliant and that these upgrades will be completed in the second quarter of 1999.

We have also begun to review our top suppliers and customers to determine their progress in becoming Year 2000 compliant. This will allow us to determine whether a Year 2000 problem will impede the ability of our suppliers and customers to provide goods and services as the Year 2000 is approached and reached. An initial review indicated that all of our major suppliers and customers appear to be in the process of resolving any of their Year 2000 compliance issues and that they do not foresee any material problems. We will follow-up with all of our suppliers and customers to insure that all potential problems, including those of our individual plant locations and local suppliers, are managed correctly.

If we cannot successfully and timely resolve our Year 2000 issues, our business, results of operations and financial condition could be materially adversely affected. We have not developed a contingency plan in the event of a Year 2000 problem, however, based upon the results of our internal review, we do not believe a contingency plan is necessary. We will, however, continue to evaluate the need for a contingency plan.

WE MAY BE RESPONSIBLE FOR ENVIRONMENTAL CLEANUP COSTS.

Various federal, state and local environmental laws govern the use of our facilities. Such laws govern:

  . Discharges to air and water

  . Handling and disposal of solid and hazardous substances and waste, and

  . Remediation of contamination from releases of hazardous substances in our facilities and off-site disposal locations.

Our operations are also governed by laws relating to workplace safety and worker health which, among other things, establish asbestos and noise standards and regulate the use of hazardous chemicals in the workplace. We have taken and will continue to take steps to comply with these laws. Based upon currently available information, we believe that complying with environmental and safety and health requirements will not require material capital expenditures in the foreseeable future. However, we cannot assure you that complying with these environmental or health and safety laws and requirements will not adversely affect our business, results of operations and financial condition. Future laws, ordinances or regulations could give rise to additional compliance or remediation costs which could have a material adverse affect on our business, results of operations and financial condition.

                                USE OF PROCEEDS

All net proceeds from the sale of the shares of Mohawk common stock will go to the selling stockholders who offer and sell their shares. Accordingly, Mohawk will not receive any proceeds from sales of the shares of Mohawk common stock offered by this prospectus.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated balance sheet of Mohawk gives effect to the merger with World as if the merger took place on September 26, 1998. The merger has been accounted for as a pooling-of-interests. All of the outstanding shares of World capital stock have been exchanged for approximately 4.9 million shares of Mohawk common stock. The unaudited pro forma condensed consolidated statements of earnings give effect to the merger as if the merger took place on January 1, 1995. It is expected that Mohawk and World will incur approximately $12.1 million, after income taxes, in non-recurring charges related to the merger (primarily legal, accounting, investment banking, loan termination and employee bonus costs) during the quarter in which the merger is consummated. These payments will be recorded as a post-merger charge to the combined statement of earnings of Mohawk and World in the quarter in which the merger was consummated, but they have not been included in the pro forma statement of earnings data. The pro forma information should be read in conjunction with the consolidated financial statements of Mohawk included in Mohawk's 1997 annual report (which is included in Mohawk's Form 10-K for the year ended December 31, 1997), Mohawk's quarterly report on Form 10-Q for the quarter ended September 26, 1998 and the financial statements of Mohawk and World included elsewhere herein. The pro forma condensed consolidated financial data are not necessarily indicative of actual or future operating results or financial position that will occur upon consummation of the merger.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                            SEPTEMBER 26, 1998
                                 (IN THOUSANDS)

                                        ACTUAL
                                  ------------------  PRO FORMA        PRO FORMA
                                    MOHAWK    WORLD  ADJUSTMENTS       COMBINED
                                  ---------- ------- -----------       ---------
             ASSETS
Current assets:
  Cash........................... $      --       72       --                 72
  Receivables....................    307,069  53,252    (5,976)(1)       354,345
  Inventories....................    356,266  75,479       --            431,745
  Prepaid expenses...............      4,821     360       --              5,181
  Deferred income taxes..........     27,670   9,535       --             37,205
                                  ---------- -------  --------         ---------
    Total current assets.........    695,826 138,698    (5,976)          828,548
Property, plant and equipment,
 net.............................    340,892  72,958       --            413,850
Other assets.....................     90,401   8,678       --             99,079
                                  ---------- -------  --------         ---------
                                  $1,127,119 220,334    (5,976)        1,341,477
                                  ========== =======  ========         =========
  LIABILITIES AND STOCKHOLDERS'
              EQUITY
Current liabilities:
  Current portion of long-term
   debt.......................... $   32,209   6,111       --             38,320
  Accounts payable and accrued
   expenses......................    305,521  65,050     7,093 (1)(2)    377,664
                                  ---------- -------  --------         ---------
    Total current liabilities....    337,730  71,161     7,093           415,984
Deferred income taxes............     28,391   1,920       --             30,311
Long-term debt...................    268,365  72,754       --            341,119
Other long-term liabilities......      5,363     969      (969)(1)         5,363
                                  ---------- -------  --------         ---------
    Total liabilities............    639,849 146,804     6,124           792,777
                                  ---------- -------  --------         ---------
Stockholders' equity:
  Capital stock..................        524  28,120   (28,071)(3)           573
  Additional paid-in capital.....    139,593     --     28,071 (3)       167,664
  Retained earnings..............    347,153  45,410   (12,100)(2)       380,463
                                  ---------- -------  --------         ---------
    Total stockholders' equity...    487,270  73,530   (12,100)          548,700
                                  ---------- -------  --------         ---------
                                  $1,127,119 220,334    (5,976)        1,341,477
                                  ========== =======  ========         =========

            NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(1) Reflects reclassification of certain of World's reserves from liabilities to accounts receivable to reflect Mohawk's presentation.

(2) Reflects $12.1 million of after tax, non-recurring charges related to the merger.

(3) Reflects issuance of approximately 4.9 million shares of Mohawk common stock in the merger.

             PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS

               FOR THE NINE MONTHS ENDED SEPTEMBER 26, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                         ACTUAL
                                   ------------------   PRO FORMA    PRO FORMA
                                     MOHAWK    WORLD   ADJUSTMENTS   COMBINED
                                   ---------- -------  -----------   ---------
Net sales......................... $1,582,494 331,565    (3,661)(3)  1,910,398
Cost of sales.....................  1,191,644 256,955     4,168 (3)  1,452,767
                                   ---------- -------    ------      ---------
  Gross profit....................    390,850  74,610    (7,829)       457,631
Selling, general and
 administrative expenses..........    244,116  59,736    (7,829)(3)    296,023
                                   ---------- -------    ------      ---------
  Operating income................    146,734  14,874       --         161,608
                                   ---------- -------    ------      ---------
Other expense:
  Interest expense................     16,338   5,663       --          22,001
  Other expense (income), net.....      1,752    (950)      --             802
                                   ---------- -------    ------      ---------
                                       18,090   4,713       --          22,803
                                   ---------- -------    ------      ---------
  Earnings before income taxes....    128,644  10,161       --         138,805
Income tax expense (benefit)......     50,815    (716)    5,893(4)      55,992
                                   ---------- -------    ------      ---------
  Net earnings.................... $   77,829  10,877    (5,893)        82,813
                                   ========== =======    ======      =========
Basic earnings per share.......... $     1.49                             1.45
                                   ==========                        =========
Weighted-average common shares
 outstanding......................     52,310             4,900(2)      57,210
                                   ==========            ======      =========
Diluted earnings per share........ $     1.47                             1.43
                                   ==========                        =========
Weighted-average common and
 dilutive potential common shares
 outstanding......................     53,057             4,900(2)      57,957
                                   ==========            ======      =========

             PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    ACTUAL
                              ------------------
                                                   PRO FORMA     PRO FORMA
                                MOHAWK    WORLD   ADJUSTMENTS    COMBINED
                              ---------- -------  -----------    --------- ---
Net sales.................... $1,901,352 430,932     (4,943)(3)  2,327,341
Cost of sales................  1,464,697 337,849      5,591 (3)  1,808,137
                              ---------- -------   --------      ---------
  Gross profit...............    436,655  93,083    (10,534)       519,204
Selling, general and
 administrative expenses.....    286,996  78,066    (10,534)(3)    354,528
Carrying value reduction of
 property, plant and
 equipment and other assets..      5,500     --         --           5,500
Compensation expense for
 stock option exercises......      2,600     --         --           2,600
                              ---------- -------   --------      ---------
  Operating income...........    141,559  15,017        --         156,576
                              ---------- -------   --------      ---------
Other expense:
  Interest expense...........     26,457   8,094        --          34,551
  Other expense (income),
   net.......................      2,656  (2,209)       --             447
                              ---------- -------   --------      ---------
                                  29,113   5,885        --          34,998
                              ---------- -------   --------      ---------
  Earnings before income
   taxes.....................    112,446   9,132        --         121,578
Income tax expense
 (benefit)...................     44,416  (2,155)     5,893 (4)     48,154
                              ---------- -------   --------      ---------
  Net earnings............... $   68,030  11,287     (5,893)        73,424
                              ========== =======   ========      =========
Basic earnings per share..... $     1.31                              1.29
                              ==========                         =========
Weighted-average common
 shares outstanding..........     51,912              4,900 (2)     56,812
                              ==========           ========      =========
Diluted earnings per share... $     1.30                              1.28
                              ==========                         =========
Weighted-average common and
 dilutive potential common
 shares outstanding..........     52,403              4,900 (2)     57,303
                              ==========           ========      =========

             PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          ACTUAL
                                    ------------------
                                                         PRO FORMA    PRO FORMA
                                      MOHAWK    WORLD   ADJUSTMENTS   COMBINED
                                    ---------- -------  -----------   ---------
Net sales.........................  $1,779,389 377,811    (4,184)(3)  2,153,016
Cost of sales.....................   1,372,022 298,691     4,508 (3)  1,675,221
                                    ---------- -------    ------      ---------
  Gross profit....................     407,367  79,120    (8,692)       477,795
Selling, general and
 administrative expenses..........     284,194  65,268    (8,692)(3)    340,770
Restructuring costs...............         700     --        --             700
Carrying value reduction of
 property, plant and equipment and
 other assets.....................       3,060     --        --           3,060
                                    ---------- -------    ------      ---------
  Operating income................     119,413  13,852       --         133,265
                                    ---------- -------    ------      ---------
Other expense:
  Interest expense................      31,486   6,036       --          37,522
  Other expense (income), net.....       5,202  (1,122)      --           4,080
                                    ---------- -------    ------      ---------
                                        36,688   4,914       --          41,602
                                    ---------- -------    ------      ---------
  Earnings before income taxes....      82,725   8,938       --          91,663
Income tax expense (benefit)......      33,675  (1,778)    6,388 (4)     38,285
                                    ---------- -------    ------      ---------
  Net earnings....................  $   49,050  10,716    (6,388)        53,378
                                    ========== =======    ======      =========
Basic earnings per share..........  $     0.96                             0.95
                                    ==========                        =========
Weighted-average common shares
 outstanding......................      51,260             4,900 (2)     56,160
                                    ==========            ======      =========
Diluted earnings per share........  $     0.95                             0.94
                                    ==========                        =========
Weighted-average common and
 dilutive potential common shares
 outstanding......................      51,849             4,900 (2)     56,749
                                    ==========            ======      =========

             PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          ACTUAL
                                    ------------------
                                                         PRO FORMA    PRO FORMA
                                      MOHAWK    WORLD   ADJUSTMENTS   COMBINED
                                    ---------- -------  -----------   ---------
Net sales.........................  $1,648,517 319,591    (2,734)(3)  1,965,374
Cost of sales.....................   1,281,887 261,141     2,768 (3)  1,545,796
                                    ---------- -------    ------      ---------
  Gross profit....................     366,630  58,450    (5,502)       419,578
Selling, general and
 administrative expenses..........     282,451  48,327    (5,502)(3)    325,276
Restructuring costs...............       8,439     --        --           8,439
Carrying value reduction of
 property, plant and equipment and
 other assets.....................      23,711     --        --          23,711
Compensation expense for stock
 options..........................       4,000     --        --           4,000
                                    ---------- -------    ------      ---------
  Operating income................      48,029  10,123       --          58,152
                                    ---------- -------    ------      ---------
Other expense:
  Interest expense................      34,998   4,983       --          39,981
  Other expense (income), net.....       2,570  (1,364)      --           1,206
                                    ---------- -------    ------      ---------
                                        37,568   3,619       --          41,187
                                    ---------- -------    ------      ---------
  Earnings before income taxes....      10,461   6,504       --          16,965
Income taxes......................       4,049     491     2,411 (4)      6,951
                                    ---------- -------    ------      ---------
  Net earnings....................  $    6,412   6,013    (2,411)        10,014
                                    ========== =======    ======      =========
Basic earnings per share..........  $     0.13                             0.19
                                    ==========                        =========
Weighted-average common shares
 outstanding......................      49,185             4,900 (2)     54,085
                                    ==========            ======      =========
Diluted earnings per share........  $     0.13                             0.18
                                    ==========                        =========
Weighted-average common and
 dilutive potential common shares
 outstanding......................      50,435             4,900 (2)     55,335
                                    ==========            ======      =========

        NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

(1) Mohawk's fiscal year ends on December 31. Prior to the merger, World's fiscal year ended on the Sunday closest to June 30. In recording the pro forma pooling-of-interests combination, World's financial statements for the nine-month period ended September 27, 1998 were combined with Mohawk's financial statements for the nine-month period ended September 26, 1998 and World's financial statements for the years ended June 28, 1998, June 29, 1997 and June 30, 1996 were combined with Mohawk's financial statements for the years ended December 31, 1997, 1996 and 1995, respectively.

(2) All of the outstanding shares of World capital stock have been converted into approximately 4.9 million shares of Mohawk common stock.

(3) Reflects the reclassification of World freight expense to net sales and World cut order department expense to cost of sales to conform to Mohawk's presentation.

(4) Adjustment to reverse World's deferred tax asset valuation allowance which is not required based on Mohawk's ability to use World's net operating loss carryforwards.

            SELECTED SUPPLEMENTAL CONSOLIDATED FINANCIAL INFORMATION

  The following table sets forth the selected financial data of Mohawk for the periods indicated, derived from Mohawk's consolidated financial statements. On April 30, 1993, we acquired all of the common stock of American Rug Craftsmen, Inc. On July 30, 1993, we purchased the net assets of Karastan Bigelow. The operating results of American Rug and Karastan Bigelow are included in the Company's 1993 consolidated statement of earnings from their respective acquisition dates. The acquisitions of American Rug and Karastan Bigelow were accounted for as purchases. On February 25, 1994, we exchanged 20.3 million shares of common stock for all of the outstanding shares of Aladdin Mills, Inc. common stock in a transaction accounted for as a pooling-of-interests. All financial data were restated to include the accounts and results of operations of Aladdin. On January 13, 1995, we acquired all of the outstanding capital stock of Galaxy Carpet Mills, Inc. The operating results of Galaxy are included in the 1995 consolidated statement of earnings from the date of its acquisition. On July 23, 1997, we acquired certain assets of Diamond Rug & Carpet Mills, Inc. and other assets owned by Diamond's principal shareholders. The acquisitions of Galaxy and Diamond were accounted for as purchases. On November 12, 1998, we acquired all of the outstanding capital stock of World in exchange for approximately 4.9 million shares of the Company's common stock. On November 12, 1998 the Securities and Exchange Commission declared effective a shelf registration statement to register for resale approximately 4.9 million shares of Company common stock issued in connection with the merger. The historical consolidated financial statements have been restated to give retroactive effect to the merger, The merger is being accounted for as a pooling-of-interests in the accompanying consolidated financial statements. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included and incorporated by reference elsewhere herein.

                                                                              AT OR FOR THE NINE
                                AT OR FOR THE YEARS ENDED DECEMBER 31,           MONTHS ENDED
                          --------------------------------------------------- -------------------
                                                                              SEPT. 27, SEPT. 26,
                             1993       1994      1995      1996      1997      1997      1998
                          ----------  --------- --------- --------- --------- --------- ---------
                                (IN THOUSANDS, EXCEPT PER SHARE DATA)             (UNAUDITED)
STATEMENT OF EARNINGS
 DATA:
Net sales...............  $1,459,980  1,712,112 1,965,374 2,153,016 2,327,341 1,693,730 1,910,398
Cost of sales(a)........   1,145,208  1,341,703 1,545,796 1,675,221 1,808,137 1,319,723 1,452,767
                          ----------  --------- --------- --------- --------- --------- ---------
 Gross profit...........     314,772    370,409   419,578   477,795   519,204   374,007   457,631
Selling, general and ad-
 ministrative expenses..     220,002    265,044   325,276   340,770   354,528   260,758   296,023
Restructuring costs(b)..       2,363        --      8,439       700       --        --        --
Carrying value reduction
 of property, plant and
 equipment and other
 assets(c)..............         --         --     23,711     3,060     5,500       --        --
Compensation expense for
 stock option
 exercises(d)...........         --         --      4,000       --      2,600       --        --
                          ----------  --------- --------- --------- --------- --------- ---------
 Operating income.......      92,407    105,365    58,152   133,265   156,576   113,249   161,608
                          ----------  --------- --------- --------- --------- --------- ---------
Interest expense........      21,744     31,210    39,981    37,522    34,551    27,484    22,001
Acquisition costs--
 Aladdin Merger(e)......         --      10,201       --        --        --        --        --
Other expense, net......         868        689     1,206     4,080       447       614       802
Gain on insurance
 claim(a)...............      (4,746)       --        --        --        --        --        --
                          ----------  --------- --------- --------- --------- --------- ---------
                              17,866     42,100    41,187    41,602    34,998    28,098    22,803
                          ----------  --------- --------- --------- --------- --------- ---------
Earnings before income
 taxes..................      74,541     63,265    16,965    91,663   121,578    85,151   138,805
Income taxes(f).........      30,027     26,599     6,951    38,285    48,154    32,626    55,992
                          ----------  --------- --------- --------- --------- --------- ---------
 Net earnings...........  $   44,514     36,666    10,014    53,378    73,424    52,525    82,813
                          ==========  ========= ========= ========= ========= ========= =========
Basic earnings per
 share(g)...............  $     0.86       0.68      0.19      0.95      1.29      0.93      1.45
                          ==========  ========= ========= ========= ========= ========= =========
Weighted-average common
 shares outstanding(g)..      52,014     53,568    54,085    56,160    56,812    56,740    57,210
                          ==========  ========= ========= ========= ========= ========= =========
Diluted earnings per
 share(g)...............  $     0.82       0.67      0.18      0.94      1.28      0.92      1.43
                          ==========  ========= ========= ========= ========= ========= =========
Weighted-average common
 and dilutive potential
 common shares
 outstanding(g).........      54,564     54,961    55,335    56,749    57,303    57,216    57,957
                          ==========  ========= ========= ========= ========= ========= =========
BALANCE SHEET DATA:
Working capital.........  $  252,633    351,346   301,790   387,067   382,108       --    424,664
Total assets............     910,718    996,999 1,061,826 1,177,510 1,176,557       --  1,341,477
Short-term note
 payable................         --         --     50,000    21,200       --        --        --
Long-term debt
 (including current
 portion)...............     368,734    448,442   405,100   458,741   377,738       --    379,439
Stockholders' equity....     284,480    321,984   336,447   399,047   477,133       --    560,800

--------
(a) Certain of Mohawk's facilities suffered damage during a March 1993 blizzard, and we finalized settlement of the insurance claim during the first quarter of 1994. We recorded reductions of $6.0 million in cost of sales in each of the years 1993 and 1994 for reimbursements of business interruption costs and $4.7 million in other income in 1993 related to gains on fixed asset replacements.
(b) During 1995 and 1996, we recorded pre-tax restructuring costs of $8.4 million and $0.7 million, respectively, related to certain mill closings whose operations have been consolidated into other Mohawk facilities. During 1993, we recorded pre-tax restructuring costs of $2.4 million related to the closing of a woven carpet manufacturing operation and the relocation and consolidation of this operation with a facility acquired in the purchase of Karastan Bigelow.
(c) During 1995, Mohawk adopted FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," as of January 1, 1995. A charge of $23.7 million was recorded for the reduction of the carrying value of property, plant and equipment at certain mills. During 1996, we recorded a charge of $3.1 million arising from the write-down of property, plant and equipment to be disposed of related to the closing of a manufacturing facility in 1996 and a revision in the estimate of fair value of certain property, plant and equipment based on current market conditions related to mill closings in 1995. During 1997, we recorded a charge of $5.5 million arising from a revision in the estimated fair value of certain property, plant and equipment held for sale based on current appraisals and other market information related to a mill closing in 1995.
(d) Charges of $4.0 million and $2.6 million were recorded in 1995 and 1997, respectively, for income tax reimbursements to be made to certain executives related to the exercise of stock options granted in 1988 and 1989 in connection with the Mohawk's 1988 leveraged buyout.
(e) Mohawk recorded a one-time charge of $10.2 million in 1994 for transaction expenses related to the Aladdin merger that were incurred during the first quarter of 1994.
(f) During 1994, we reduced income tax expense by $2.0 million to reflect a reduction in our effective tax rate and certain other changes in our federal and state income tax status.
(g) Our board of directors declared a 3-for-2 stock split on October 23, 1997, which was paid on December 4, 1997 to holders of record on November 4, 1997. Earnings per share and weighted-average common share data have been restated to reflect the split.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF SUPPLEMENTAL FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

GENERAL

Since January 1, 1995, we continued to experience significant growth both internally and through acquisitions. In January 1995, we acquired all of the issued and outstanding capital stock of Galaxy for $42.2 million in cash, including acquisition costs. On July 23, 1997, we acquired certain assets of Diamond and other assets owned by Diamond's principal shareholders for $36.0 million, including acquisition costs, which consisted of $19.6 million in cash, at closing, $7.0 million in cash over the six-month period following closing and a $9.4 million note payable in seven annual installments of principal plus interest at 6%. Both the Galaxy and the Diamond acquisitions were accounted for as purchases. On November 12, 1998, the Company acquired all of the outstanding capital stock of World in exchange for approximately 4.9 million shares of the Company's common stock. On November 12, 1998 the Securities and Exchange Commission declared effective a registration statement to register for resale approximately 4.9 million shares of Mohawk common stock issued in connection with the merger. The historical consolidated financial statements have been restated to give retroactive effect to the merger of Mohawk and World. The merger is being accounted for as a pooling-of-interests in the consolidated financial statements of Mohawk.

These acquisitions have created and will create opportunities to enhance Mohawk's operations by (i) broadening price points, (ii) increasing vertical integration efforts, (iii) expanding distribution capabilities and (iv) facilitating entry into niche businesses, such as rugs.

Through our restructuring efforts over the past three years, we have installed new information technology systems throughout all of our organization, all of which are Year 2000 compliant. In addition, we have concluded our identification of all other significant information technology systems that are not Year 2000 compliant. We are reviewing our equipment and software with the respective vendors from whom we purchased the equipment and software to address any noncompliance issues. However, we believe that certain Year 2000 issues exist with respect to our business systems. We have formed a committee of employees familiar with our information technology systems to assess and prioritize the need to act, on the basis of each system's importance to us, to ensure that our business systems will be made Year 2000 compliant. We have also begun a review of all process control systems, both proprietary and non-proprietary. This review revealed that certain Year 2000 issues exist. We do not believe these issues are material and will obtain the necessary technical resources to assist us in making these systems Year 2000 compliant. Although we can provide no assurances, we estimate that it will cost no more than approximately $1,000,000 of incremental costs to make our business systems Year 2000 compliant and that these upgrades will be completed in the second quarter of 1999.

We have also begun to review our top suppliers and customers to determine their progress in becoming Year 2000 compliant. This will allow us to determine whether a Year 2000 problem will impede the ability of our suppliers and customers to provide goods and services as the Year 2000 is approached and reached. An initial review indicated that all of our major suppliers and customers appear to be in the process of resolving any of their Year 2000 compliance issues and that they do not foresee any material problems. We will follow-up with all of our suppliers and customers to insure that all potential problems, including those of our individual plant locations and local suppliers, are managed correctly.

If we cannot successfully and timely resolve our Year 2000 issues, our business, results of operations and financial condition could be materially adversely affected. We have not developed a contingency plan in the event of a Year 2000 problem, however, based upon the results of our internal review, we do not believe a contingency plan is necessary. We will, however, continue to evaluate the need for a contingency plan.

RESULTS OF OPERATIONS

Nine Months Ended September 26, 1998 As Compared With Nine Months Ended September 27, 1997

Net sales for the first nine months ended September 26, 1998 were $1,910.4 million, which represented an increase of 13.0% from the $1,693.7 million reported for the first nine months of 1997. We believe this sales increase was impacted by continued favorable industry conditions and a gain in market share resulting from continued emphasis on supporting its dealers and strong acceptance of new products. In addition, the acquisitions of Newmark & James and American Weavers contributed to the current quarter increase in net sales.

Gross profit for the first nine months of the current year was $457.6 million (24.0% of net sales). In the first nine months of 1997, gross profit was $374.0 million (22.1% of net sales). The improvement in gross profit resulted from better absorption of fixed manufacturing costs through higher production volume and continued improvements in manufacturing efficiencies from restructuring efforts since 1996.

Selling, general and administrative expenses for the current period were $296.0 million (15.5% of net sales) compared to $260.8 million (15.4% of net sales) for the prior year's first nine months.

Interest expense for the current period was $22.0 million compared to $27.5 million in the first nine months of 1997. The primary factor for the decrease was a reduction in debt levels in the third quarter of 1998 as compared to the third quarter of 1997.

In the current period, income tax expense was $56.0 million, compared to $32.6 million in the first nine months of 1997, or 40.3% compared to 38.3% of earnings before income taxes, respectively.

Year Ended December 31, 1997 As Compared With Year Ended December 31, 1996

Net sales for the year ended December 31, 1997 were $2,327.3 million, reflecting an increase of $174.3 million, or approximately 8%, over the $2,153.0 million reported in the year ended December 31, 1996. All major product categories achieved sales increases in 1997 as compared to 1996. These sales increases were attributable to an improvement in our market share which we believe primarily resulted from competitive changes in the retail segment of the industry, strong customer acceptance of new product introductions, expansion of residential warehousing operations, and further refinement of the sales organization to achieve better regional customer focus.

Quarterly net sales and the percentage changes in net sales by quarter for 1997 versus 1996 were as follows (dollars in thousands):

                                                        1996      1997    CHANGE
                                                     ---------- --------- ------
   First Quarter.................................... $  466,201   514,993  10.5%
   Second Quarter...................................    555,671   581,539   4.7
   Third Quarter....................................    557,724   600,843   7.7
   Fourth Quarter...................................    573,420   629,966   9.9
                                                     ---------- ---------  ----
     Total Year..................................... $2,153,016 2,327,341   8.1%
                                                     ========== =========  ====

Gross profit for 1997 was $519.2 million (22.3% of net sales) and represented an increase over the gross profit of $477.8 million (22.2% of net sales) for 1996. Gross profit dollars for the current year were impacted favorably by manufacturing improvements from restructuring and consolidating the residential operations, higher production levels resulting in better absorption of fixed costs and a reduction in certain raw material prices.

Selling, general and administrative expenses for 1997 were $354.5 million (15.2% of net sales) compared to $340.8 million (15.8% of net sales) for 1996. Selling, general and administrative expenses as a percentage of net sales decreased primarily due to lower administrative, bad debt and sample expenses.

During the fourth quarter of 1997, we revised our estimate of the fair value of certain property, plant and equipment held for sale. The revision resulted in a $5.5 million write-down to the carrying value of those assets. The revision was based upon current appraisals and other market information. In addition, a $2.6 million charge was recorded for additional income tax reimbursements to be made to certain executives for the exercise of stock options. The income tax reimbursements were recorded in connection with stock options granted in 1988 and 1989 related to our 1988 leveraged buyout. The after-tax effect of these charges was $4.9 million, or $0.09 per diluted share.

During 1996, we recorded nonrecurring charges of (i) $3.1 million which included $0.9 million, primarily to reduce the carrying value of certain assets, related to the decision to close a spinning mill in Belton, South Carolina and $2.2 million primarily arising from a revision in the estimate of the fair value of certain land and buildings that were recently sold and (ii) $0.7 million related to restructuring costs for the Belton spinning mill closing. The after-tax effect of these charges was $2.2 million, or $0.04 per diluted share.

Interest expense for the current year was $34.6 million compared to $37.5 million in 1996. The primary factor contributing to the decrease was a significant reduction in debt levels.

In the current year, income tax expense was $48.2 million, or 39.6% of earnings before income taxes. In 1996, income tax expense was $38.3 million, representing 41.8% of earnings before income taxes.

Year Ended December 31, 1996 As Compared With Year Ended December 31, 1995

Net sales for the year ended December 31, 1996 were $2,153.0 million, reflecting an increase of $187.6 million, or approximately 10%, over the $1,965.4 million reported in the year ended December 31, 1995. This sales increase was attributable to an improvement in our market share which we believe primarily resulted from competitive changes in the retail segment of the industry, our realignment of its residential sales forces under a regional structure, and our strong product lines. We experienced a significant increase in unit shipments as a result of these factors with average net selling prices remaining flat as compared to 1995.

Quarterly net sales and the percentage changes in net sales by quarter for 1996 versus 1995 were as follows (dollars in thousands):

                                                        1995      1996    CHANGE
                                                     ---------- --------- ------
   First Quarter.................................... $  458,077   466,201   1.8%
   Second Quarter...................................    506,265   555,671   9.8
   Third Quarter....................................    500,430   557,724  11.4
   Fourth Quarter...................................    500,602   573,420  14.5
                                                     ---------- ---------  ----
     Total Year..................................... $1,965,374 2,153,016   9.5%
                                                     ========== =========  ====

Gross profit for 1996 was $477.8 million (22.2% of net sales) and represented an increase over the gross profit of $419.6 million (21.3% of net sales) for 1995. Gross profit dollars for 1996 were impacted favorably by manufacturing improvements from restructuring and consolidating the residential operations, higher production levels resulting in better absorption of fixed costs, a reduction in certain raw materials prices and manufacturing improvements in other divisions. The manufacturing consolidations included the closing of five residential manufacturing facilities during 1995 as well as the realignment of the remaining residential mills to better utilize the strengths of each mill.

Selling, general and administrative expenses for 1996 were $340.8 million (15.8% of net sales) compared to $325.3 million (16.6% of net sales) for 1995. Selling, general and administrative expenses as a percentage of net sales decreased primarily due to better control of discretionary spending and better leveraging of costs on strong sales growth.

During 1996, we recorded nonrecurring charges of (i) $3.1 million which included $0.9 million, primarily to reduce the carrying value of certain assets, related to the decision to close a spinning mill in Belton, South Carolina and $2.2 million primarily arising from a revision in the estimate of the fair value of certain land and buildings that were sold in 1996 and (ii) $0.7 million related to restructuring costs for the Belton spinning mill closing. The after-tax effect of these charges was $2.2 million, or $0.04 per diluted share.

We recorded restructuring costs of $8.4 million during 1995 related to certain mill closings whose operations were consolidated into other Mohawk facilities. The after-tax effect of these costs was $5.2 million or $0.10 per diluted share.

During 1995, we adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (FAS No. 121) as of January 1, 1995. An impairment loss of $23.7 million was recorded for the write-down of property, plant and equipment at certain mills. The after-tax effect of the impairment loss was $14.5 million, or $0.27 per diluted share.

A one-time charge of $4.0 million was recorded during 1995 for income tax reimbursements to be made to certain executives for the exercise of stock options. The income tax reimbursements were recorded in connection with stock options granted in 1988 and 1989 related to our 1988 leveraged buyout. The agreements allowed us to receive an income tax benefit on our tax return for the tax effect of the taxable compensation provided to the individuals upon exercise of these options. Such income tax benefit resulted in a direct increase in stockholders' equity. The after-tax effect of the charge was $2.5 million, or $0.05 per diluted share.

Interest expense for 1996 was $37.5 million compared to $40.0 million in 1995. The primary factors contributing to the decrease were a reduction in debt levels and lower interest rates on our revolving credit agreement.

In 1996, income tax expense was $38.3 million, or 41.8% of earnings before income taxes. In 1995, income tax expense was $7.0 million, representing 41.0% of earnings before income taxes.

LIQUIDITY AND CAPITAL RESOURCES

Our primary capital requirements are for working capital, capital expenditures and acquisitions. Our capital needs are met through a combination of internally-generated funds, bank credit lines and credit terms from suppliers.

The level of accounts receivable increased from $286.9 million at the beginning of 1998 to $354.3 million at September 26, 1998. The $67.5 million increase is attributable to seasonally high sales volume in the third quarter as compared to December. Inventories increased from $367.1 million at the beginning of 1998 to $431.7 million at September 26, 1998, due primarily to requirements to meet seasonal demand.

Capital expenditures totaled $95.9 million in the first nine months of 1998 (including amounts paid for the Newmark & James and American Weavers acquisitions) and were incurred primarily to modernize and expand manufacturing facilities and equipment. Our capital projects are primarily focused on increasing capacity, improving productivity and reducing costs. Additional capital spending during 1998 is expected to range from $15 million to $20 million, the majority of which will be used to purchase equipment to increase production capacity and productivity.

IMPACT OF INFLATION

Inflation affects our manufacturing costs and operating expenses. The carpet industry has experienced moderate inflation in the prices of raw materials and outside processing for the last three years. We have generally passed along nylon fiber price increases to its customers.

SEASONALITY

The carpet business is seasonal, with our second, third and fourth quarters typically producing higher net sales and operating income than the first quarter. This seasonality is primarily attributable to consumer residential spending patterns and higher installation levels during the spring and summer months.

FORWARD-LOOKING INFORMATION

Certain of the matters discussed in the preceding pages, particularly regarding anticipating future financial performance, business prospects, growth and operating strategies, proposed acquisitions, new products, Year 2000 compliance and similar matters, and those preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates," or similar expressions constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve a number of risks and uncertainties. The following important factors, in addition to those discussed elsewhere in this document, affect our future results and could cause those results to differ materially from those expressed in the forward-looking statements: materially adverse changes in economic conditions generally in the carpet, rug and floorcovering markets served by us; failure of our vendors, customers and suppliers to timely identify and adequately address Year 2000 compliance issues; competition from other carpet, rug and floorcovering manufacturers, raw material prices, timing and level of capital expenditures, the successful integration of acquisitions including the challenges inherent in diverting our management attention and resources from other strategic matters and from operational matters for an extended period of time, the successful introduction of new products, the successful rationalization of existing operations, and other risks identified from time to time in our SEC reports and public announcements.

                              SELLING STOCKHOLDERS

Under an Escrow Agreement among Mohawk and certain selling stockholders, which will be executed at the closing of the merger by us and those selling stockholders, a portion of the shares of Mohawk common stock issued to those selling stockholders will be placed in escrow with an escrow agent. We may use the escrowed shares to satisfy our indemnification claims if there is a breach of certain representations and warranties made in the merger agreement.

We agreed to register the shares of Mohawk common stock issued to the selling stockholders in connection with the World merger and to use our reasonable efforts to keep the registration statement effective for 24 months or until all the shares are sold under the registration statement or otherwise, whichever comes first. Our registration of the shares of Mohawk common stock does not necessarily mean that the selling stockholders will sell all or any of the shares. However, we expect some or all of the selling stockholders to sell their shares.

The following list of selling stockholders includes all of the stockholders that received shares of Mohawk common stock in connection with the World merger. The shares listed below represent all of the shares that each selling stockholder currently owns, or which each selling stockholder may own, upon the release of the shares from escrow.

                                        SHARES                       SHARES
                                    OWNED PRIOR TO  SHARES BEING   OWNED AFTER
SELLING STOCKHOLDER                 THE OFFERING(1)   OFFERED    THE OFFERING(1)
-------------------                 --------------- ------------ ---------------
Shaheen A. Shaheen................       249,446       249,446           0
Piera B. Shaheen..................       253,771       253,771           0
David M. Shaheen..................     2,195,197     2,195,197           0
Revocable Trust of John A.
Shaheen, dated July 12, 1996......     1,107,655     1,107,655           0
David M. Shaheen and John A.
 Shaheen, as Co-Trustees pursuant
 to that certain Voting Trust
 Agreement dated April 30, 1992...         6,386         6,386           0
Shaheen A. Shaheen Trust, dated
12/15/72..........................       734,820       734,820           0
Piera B. Shaheen Trust, dated
12/8/76...........................        18,664        18,664           0
Shaheen A. and Piera B. Shaheen
Trust, dated 12/10/74.............        32,835        32,835           0
Shaheen A. and Piera B. Shaheen
Trust, dated 12/8/76..............        32,835        32,835           0
John A. Shaheen Trust (J-1), dated
12/8/76...........................        20,392        20,392           0
John A. Shaheen Trust (J-2), dated
12/8/76...........................        20,392        20,392           0
John A. Shaheen Family Trust,
dated 12/30/80....................        30,761        30,761           0
Irrevocable Trust of John A.
Shaheen (J-6), dated 12/27/82.....        42,962        42,962           0
Irrevocable Trust of John A.
Shaheen (J-7), dated 12/27/82.....        66,811        66,811           0
Irrevocable Trust of John A.
Shaheen (J-8), dated 3/24/83......        10,127        10,127           0
Irrevocable Trust of John A.
Shaheen (J-9), dated 3/24/83......        10,127        10,127           0
Irrevocable Trust of John A.
Shaheen (J-10), dated 12/7/87.....        66,811        66,811           0

--------
(1) Assumes that all of the shares of Mohawk common stock held by the selling stockholders and being offered under this prospectus are sold, and that the selling stockholders acquire no additional shares of Mohawk common stock prior to the completion of this offering.

                              PLAN OF DISTRIBUTION

We are registering the shares of Mohawk common stock on behalf of the Selling Stockholders. For purposes of this discussion regarding the plan of distribution, "Selling Stockholders" includes donees and pledgees selling shares received from a named Selling Stockholder after the date of this prospectus. We will bear all costs, expenses and fees in connection with the registration of the shares of Mohawk common stock offered hereby. The Selling Stockholders will bear brokerage commissions and similar selling expenses, if any, attributable to the sale of shares of Mohawk common stock. The Selling Stockholders may sell shares of Mohawk common stock from time to time in one or more types of transactions (which may include block transactions):

  .on the NYSE

  .in the over-the-counter market

  .in negotiated transactions

  .through put or call options transactions relating to the shares of Mohawk common stock, and

  .through short sales or a combination of such methods of sale.

Such transactions may be made at market prices prevailing at the time of sale or at negotiated prices, and may or may not involve brokers or dealers. The Selling Stockholders have advised Mohawk that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares of Mohawk common stock by the Selling Stockholders.

The Selling Stockholders may sell shares of Mohawk common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers of shares of Mohawk common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both. Any compensation as to a particular broker-dealer might be in excess of customary commissions.

The Selling Stockholders and any broker-dealers that act in connection with the sale of shares of Mohawk common stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any commissions received by such broker-dealers and any profit on the resale of the shares of Mohawk common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each Selling Stockholder against certain liabilities, including liabilities arising under the Securities Act. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of Mohawk common stock against certain liabilities, including liabilities arising under the Securities Act.

Because Selling Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act. Those delivery requirements may include delivery through the facilities of the NYSE pursuant to Rule 153 under the Securities Act. We have informed the Selling

Stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

Selling Stockholders also may resell all or a portion of the shares of Mohawk common stock in open market transactions in reliance upon Rule 144 under the Securities Act, providing they meet the criteria and conform to the requirements of Rule 144.

If we are notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of Mohawk common stock through:

  . a block trade,

  . a special offering,

  . an exchange distribution,

  . a secondary distribution or

  . a purchase by a broker or dealer,

then a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing:

  . the name of each such selling stockholder and of the participating broker-dealer(s),

  . the number of shares involved,

  . the price at which such shares were sold,

  . the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

  . that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

  . other facts material to the transaction.

In addition, upon our being notified by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Internet site at "http://www.sec.gov."

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange
Act:

1. Mohawk's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

2. Mohawk's Quarterly Reports on Form 10-Q for the quarters ended March 28, 1998, June 27, 1998 and September 26, 1998;

3. Mohawk's Current Report on Form 8-K dated February 5, 1998;

4. Mohawk's Current Report on Form 8-K dated October 23, 1998; and

5. The description of Mohawk's common stock contained in Mohawk's Registration Statement on Form 8-A filed on January 29, 1992.

You may request a copy of these filings and any future filings incorporated herein, at no cost, by writing or telephoning Ms. Barbara Lance, Secretary, at the following address:

                            MOHAWK INDUSTRIES, INC.
                         160 SOUTH INDUSTRIAL BOULEVARD
                             CALHOUN, GEORGIA 30701
                                 (706) 629-7721

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                 LEGAL OPINIONS

The validity of the shares of Mohawk common stock offered hereby will be passed upon for the Company by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS

The supplemental consolidated and consolidated financial statements and schedules of Mohawk Industries, Inc. and subsidiaries as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 have been included or incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein or incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of World Carpets, Inc. and Subsidiary as of June 28, 1998 and June 29, 1997 and for each of the three years in the period ended June 28, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         INDEX TO MOHAWK SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Reports............................................  F-1
Consolidated Balance Sheets as of December 31, 1996 and 1997 and Septem-
 ber 26, 1998............................................................  F-3
Consolidated Statements of Earnings for the Years Ended December 31,
 1995, 1996 and 1997 and the Nine Months Ended September 27, 1997 and
 September 26, 1998......................................................  F-4
Consolidated Statements of Stockholders' Equity for the Years Ended De-
 cember 31, 1995, 1996 and 1997 and the Nine Months Ended September 26,
 1998....................................................................  F-5
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1995, 1996 and 1997 and the Nine Months Ended September 27, 1997 and
 September 26, 1998......................................................  F-6
Notes to Consolidated Financial Statements...............................  F-7

                INDEX TO WORLD CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants........................................ F-21
Consolidated Balance Sheet as of June 28, 1998........................... F-22
Consolidated Statement of Operations for the Year Ended June 28, 1998.... F-23
Consolidated Statement of Changes in Stockholders' Equity for the Year
 Ended June 28, 1998..................................................... F-24
Consolidated Statement of Cash Flows for the Year Ended June 28, 1998.... F-25
Notes to Consolidated Financial Statements............................... F-26

                          INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Mohawk Industries, Inc.:

We have audited the accompanying supplemental consolidated balance sheets of Mohawk Industries, Inc. and subsidiaries as of December 31, 1996 and 1997, and the related supplemental consolidated statements of earnings, stockholders' equity, and cash flows for each of the years the three-year period ended December 31, 1997. These supplemental consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental consolidated financial statements based on our audits. We did not audit the financial statements of World Carpets, Inc. and Subsidiary, a subsidiary of Mohawk Industries, Inc., which statements reflect total assets constituting 18 percent in 1996 and 1997 and total net sales constituting 16 percent in 1995 and 19 percent in 1996 and 1997 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for World Carpets, Inc. and Subsidiary, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

The supplemental consolidated financial statements give retroactive effect to the merger of Mohawk Industries, Inc. and World Carpets, Inc. and Subsidiary which has been accounted for as a pooling of interests as described in Note 2 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling-of-interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation. However, they will become the historical consolidated financial statements of Mohawk Industries, Inc. and subsidiaries after financial statements covering the date of consummation of the business combination are issued.

In our opinion, based on our audits and the report of the other auditors, the supplemental consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mohawk Industries, Inc. and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the business combination.

                                           /s/ KPMG Peat Marwick LLP

Atlanta, Georgia
October 21, 1998, except as to

Note 2, which is as of November 12, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
and Shareholders of
World Carpets, Inc.

In our opinion, the consolidated balance sheets and the related consolidated statements of operations, of changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of World Carpets, Inc. and its subsidiary (the "Company") at June 28, 1998 and June 29, 1997, and the results of their operations and their cash flows for the years ended June 28, 1998, June 29, 1997 and June 30, 1996 (the statements of the earlier two years not presented separately herein), in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements of the Company for any period subsequent to June 28, 1998.


/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia

September 21, 1998

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 DECEMBER 31,
                                             -------------------- SEPTEMBER 26,
                                                1996      1997        1998
                                             ---------- --------- -------------
                                                                   (UNAUDITED)
                   ASSETS
Current assets:
  Cash...................................... $      898       145          72
  Receivables...............................    269,241   286,871     354,345
  Inventories...............................    380,828   367,076     431,745
  Prepaid expenses..........................     18,794    15,547       5,181
  Deferred income taxes.....................     30,654    39,082      37,205
                                             ---------- ---------   ---------
    Total current assets....................    700,415   708,721     828,548
Property, plant and equipment, net..........    393,270   391,101     413,850
Other assets................................     83,825    76,735      99,079
                                             ---------- ---------   ---------
                                             $1,177,510 1,176,557   1,341,477
                                             ========== =========   =========
    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt and note
   payable.................................. $   47,089    41,529      38,320
  Accounts payable and accrued expenses.....    266,259   285,084     365,564
                                             ---------- ---------   ---------
    Total current liabilities...............    313,348   326,613     403,884
Deferred income taxes.......................     27,530    30,311      30,311
Long-term debt, less current portion........    432,852   336,209     341,119
Other long-term liabilities.................      4,733     6,291       5,363
                                             ---------- ---------   ---------
    Total liabilities.......................    778,463   699,424     780,677
                                             ---------- ---------   ---------
Stockholders' equity:
  Preferred stock, $.01 par value; 60 shares
   authorized; no shares issued.............        --        --          --
  Common stock, $.01 par value; 150,000
   shares authorized;
   56,607, 57,067 and 57,304 shares issued
   in 1996, 1997 and 1998, respectively.....        566       571         573
  Additional paid-in capital................    159,459   164,140     167,664
  Retained earnings.........................    239,022   312,422     392,563
                                             ---------- ---------   ---------
    Total stockholders' equity..............    399,047   477,133     560,800
Commitments and contingencies (Notes 10 and
 13)........................................
                                             ---------- ---------   ---------
                                             $1,177,510 1,176,557   1,341,477
                                             ========== =========   =========

          See accompanying notes to consolidated financial statements.

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                             YEARS ENDED DECEMBER 31,         NINE MONTHS ENDED
                          ------------------------------ ---------------------------
                                                         SEPTEMBER 27, SEPTEMBER 26,
                             1995      1996      1997        1997          1998
                          ---------- --------- --------- ------------- -------------
                                                                 (UNAUDITED)
Net sales...............  $1,965,374 2,153,016 2,327,341   1,693,730     1,910,398
Cost of sales...........   1,545,796 1,675,221 1,808,137   1,319,723     1,452,767
                          ---------- --------- ---------   ---------     ---------
  Gross profit..........     419,578   477,795   519,204     374,007       457,631
Selling, general and
 administrative
 expenses...............     325,276   340,770   354,528     260,758       296,023
Restructuring costs.....       8,439       700       --          --            --
Carrying value reduction
 of property, plant and
 equipment and other
 assets.................      23,711     3,060     5,500         --            --
Compensation expense for
 stock option
 exercises..............       4,000       --      2,600         --            --
                          ---------- --------- ---------   ---------     ---------
  Operating income......      58,152   133,265   156,576     113,249       161,608
                          ---------- --------- ---------   ---------     ---------
Other expense:
  Interest expense......      39,981    37,522    34,551      27,484        22,001
  Other expense, net....       1,206     4,080       447         614           802
                          ---------- --------- ---------   ---------     ---------
                              41,187    41,602    34,998      28,098        22,803
                          ---------- --------- ---------   ---------     ---------
  Earnings before income
   taxes................      16,965    91,663   121,578      85,151       138,805
Income taxes............       6,951    38,285    48,154      32,626        55,992
                          ---------- --------- ---------   ---------     ---------
  Net earnings..........  $   10,014    53,378    73,424      52,525        82,813
                          ========== ========= =========   =========     =========
Basic earnings per
 share..................  $     0.19      0.95      1.29        0.93          1.45
                          ========== ========= =========   =========     =========
Weighted-average common
 shares outstanding.....      54,085    56,160    56,812      56,740        57,210
                          ========== ========= =========   =========     =========
Diluted earnings per
 share..................  $     0.18      0.94      1.28        0.92          1.43
                          ========== ========= =========   =========     =========
Weighted-average common
 and dilutive potential
 common shares
 outstanding............      55,335    56,749    57,303      57,216        57,957
                          ========== ========= =========   =========     =========


          See accompanying notes to consolidated financial statements.

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997 AND NINE MONTHS ENDED SEPTEMBER
                                 26, 1998
                                 (IN THOUSANDS)

                          COMMON STOCK
                          -------------
                                        ADDITIONAL                                TOTAL
                                         PAID-IN   RETAINED  TREASURY  STOCK  STOCKHOLDERS'
                          SHARES AMOUNT  CAPITAL   EARNINGS   STOCK   OPTIONS    EQUITY
                          ------ ------ ---------- --------  -------- ------- -------------
BALANCES AT DECEMBER 31,
 1994...................  51,456  $515   118,478   145,832     (164)   (643)     264,018
Pooling of World
 Carpets, Inc. .........   4,900    49    28,071    29,846      --      --        57,966
Stock options
 exercised..............     135     1       742       --        49     --           792
Dividends paid..........     --    --        --        (24)     --      --           (24)
Tax benefit from
 exercise of stock
 options................     --    --      3,355       --       --      --         3,355
Amortization of deferred
 compensation...........     --    --        --        --       --      326          326
Net earnings............     --    --        --     10,014      --      --        10,014
                          ------  ----   -------   -------     ----    ----      -------
BALANCES AT DECEMBER 31,
 1995...................  56,491   565   150,646   185,668     (115)   (317)     336,447
Stock options
 exercised..............     116     1     1,207       --       115     --         1,323
Dividends paid..........     --    --        --        (24)     --      --           (24)
Tax benefit from
 exercise of stock
 options................     --    --      7,606       --       --      --         7,606
Amortization of deferred
 compensation...........     --    --        --        --       --      317          317
Net earnings............     --    --        --     53,378      --      --        53,378
                          ------  ----   -------   -------     ----    ----      -------
BALANCES AT DECEMBER 31,
 1996...................  56,607   566   159,459   239,022      --      --       399,047
Stock options
 exercised..............     460     5     3,631       --       --      --         3,636
Dividends paid..........     --    --        --        (24)     --      --           (24)
Tax benefit from
 exercise of stock
 options................     --    --      1,050       --       --      --         1,050
Net earnings............     --    --        --     73,424      --      --        73,424
                          ------  ----   -------   -------     ----    ----      -------
BALANCES AT DECEMBER 31,
 1997...................  57,067   571   164,140   312,422      --      --       477,133
Stock options
 exercised..............     237     2     3,398       --       --      --         3,400
Tax benefit from
 exercise of stock
 options................     --    --        126       --       --      --           126
Adjustments to conform
 fiscal year end of
 World Carpets, Inc. ...     --    --        --     (2,672)     --      --        (2,672)
Net earnings............     --    --        --     82,813      --      --        82,813
                          ------  ----   -------   -------     ----    ----      -------
BALANCES AT SEPTEMBER
 26, 1998 (unaudited)...  57,304  $573   167,664   392,563      --      --       560,800
                          ======  ====   =======   =======     ====    ====      =======

          See accompanying notes to consolidated financial statements.

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                             NINE MONTHS ENDED
                          YEARS ENDED DECEMBER 31,      ---------------------------
                         -----------------------------  SEPTEMBER 27, SEPTEMBER 26,
                           1995      1996      1997         1997          1998
                         --------  --------  ---------  ------------- -------------
                                                                (UNAUDITED)
Cash flows from
 operating activities:
 Net earnings........... $ 10,014    53,378     73,424      52,525        82,813
 Adjustments to
  reconcile net earnings
  to net cash provided
  by operating
  activities:
  Depreciation and
   amortization.........   58,643    62,281     68,377      51,641        55,584
  Deferred income
   taxes................   (7,924)    4,348     (3,440)        447         4,853
  Provision for doubtful
   accounts.............    9,649    13,213      8,434       5,584         8,057
  (Gain) loss on sale of
   property, plant and
   equipment............      209     1,302       (396)       (610)           17
  Carrying value
   reduction of
   property, plant and
   equipment and other
   assets...............   23,711     3,060      5,500         --            --
  Compensation expense
   for stock option
   exercises............    4,000       --       2,600         --            --
  Changes in assets and
   liabilities, net of
   effects of
   acquisitions:
   Receivables..........   12,773   (69,560)   (29,254)    (57,773)      (68,491)
   Inventories..........   (3,475)  (12,662)    25,725     (14,333)      (49,285)
   Accounts payable and
    accrued expenses....   19,511     3,359     26,607      68,624        63,487
   Other assets and
    prepaid expenses....   (2,444)   (7,291)     1,941       9,770        10,105
   Other liabilities....   (1,678)    4,868     (2,571)     (2,489)       (1,213)
                         --------  --------  ---------    --------      --------
    Net cash provided by
     operating
     activities.........  122,989    56,296    176,947     113,386       105,927
                         --------  --------  ---------    --------      --------
Cash flows from
 investing activities:
 Proceeds from sale of
  property, plant and
  equipment and other
  assets................    7,339     3,284      2,092         957           --
 Additions to property,
  plant and equipment...  (49,413)  (49,985)   (42,953)    (25,415)      (95,913)
 Acquisitions...........  (51,622)   (2,122)   (34,141)    (38,122)           25
 Other..................      134       159        895         110           --
                         --------  --------  ---------    --------      --------
    Net cash used in
     investing
     activities.........  (93,562)  (48,664)   (74,107)    (62,470)      (95,888)
                         --------  --------  ---------    --------      --------
Cash flows from
 financing activities:
 Net change in revolving
  line of credit........   (2,843)  (27,179)   (83,131)    (21,857)       18,256
 Payment of note
  payable...............      --        --     (21,200)    (21,200)          --
 Payments on term
  loans.................   (5,081)  (13,754)   (20,337)    (14,623)      (30,244)
 Redemption of
  acquisition
  indebtedness..........  (44,487)      --         --          --        (19,517)
 Proceeds from new
  loan..................    8,218    24,681     10,661       9,350           --
 Proceeds from
  Industrial Revenue
  Bonds and other, net
  of payments...........      --        --      11,593       6,554         9,596
 Change in outstanding
  checks in excess of
  cash..................   10,381      (391)    (5,841)    (11,885)        8,291
 Dividends paid.........      (24)      (24)       (24)        (24)          --
 Common stock
  transactions..........    4,472     9,246      4,686       3,040         3,526
                         --------  --------  ---------    --------      --------
    Net cash used in
     financing
     activities.........  (29,364)   (7,421)  (103,593)    (50,645)      (10,092)
                         --------  --------  ---------    --------      --------
    Net change in cash..       63       211       (753)        271           (53)
Cash, beginning of
 period.................      624       687        898         125           125
                         --------  --------  ---------    --------      --------
Cash, end of period..... $    687       898        145         396            72
                         ========  ========  =========    ========      ========

          See accompanying notes to consolidated financial statements.

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 DECEMBER 31, 1995, 1996 AND 1997 AND SEPTEMBER 27, 1997 AND SEPTEMBER 26, 1998

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Basis of Presentation

The consolidated financial statements include the accounts of Mohawk Industries, Inc. and its subsidiaries (the "Company" or "Mohawk"). All significant intercompany balances and transactions have been eliminated in consolidation. On November 12, 1998, the Company acquired all of the outstanding capital stock of World Carpets, Inc. ("World") in exchange for approximately 4,900 shares of the Company's common stock ("Merger"). On November 12, 1998, the Securities and Exchange Commission declared effective a shelf registration statement to register for resale approximately 4,900 shares of Company common stock issued in connection with the Merger. The historical consolidated financial statements have been restated to give retroactive effect to the Merger. The Merger is being accounted for as a pooling-of-interests in the accompanying consolidated financial statements.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The unaudited interim financial information reflects all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented.

 (b) Accounts Receivable and Revenue Recognition

The Company is a broadloom carpet and rug manufacturer and sells carpet and rugs throughout the United States for residential and commercial use. The Company grants credit to customers, most of whom are retail carpet dealers, under credit terms that are customary in the industry.

Revenues are recognized when goods are shipped. The Company provides allowances for expected cash discounts, returns, claims and doubtful accounts based upon historical bad debt and claims experience and periodic evaluations of the aging of the accounts receivable.

 (c) Inventories

Inventories are stated at the lower of cost or market (net realizable value). Cost is determined using the last-in, first-out (LIFO) method, which matches current costs with current revenues, for substantially all inventories and the first-in, first-out (FIFO) method for the remaining inventories.

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

 (d) Property, Plant and Equipment

Property, plant and equipment is stated at cost, including interest on funds borrowed to finance the acquisition or construction of major capital additions. Depreciation is calculated on a straight-line basis over the estimated remaining useful lives of the respective assets.

 (e) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 (f) Earnings per Share ("EPS")

In 1997, the Financial Accounting Standards Board ("FASB") issued FAS No. 128, Earnings per Share, which supersedes APB No. 15, Earnings per Share. This statement, which the Company was required to adopt in the fourth quarter of 1997, requires companies to replace the presentation of primary EPS and fully diluted EPS with basic EPS and diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the company. The implementation of FAS No. 128 did not have a material effect on the Company's consolidated financial statements for the periods presented.

The Company's weighted-average common and dilutive potential common shares outstanding have been adjusted for the 3-for-2 stock split approved by the Board of Directors on October 23, 1997 and paid on December 4, 1997 to holders of record on November 4, 1997. Dilutive common stock options are included in the diluted EPS calculation using the treasury stock method. Dilutive potential common shares outstanding for the fourth quarter of 1995 (1,368 potential shares) are excluded from the diluted EPS computation for 1995 as the effect on loss per share for such quarter would have been antidilutive. Common stock options that were not included in the diluted EPS computation because the options' exercise price was greater than the average market price of the common shares for the periods presented are immaterial.

 (g) Financial Instruments

The Company's financial instruments consist primarily of cash, accounts receivable, accounts payable, notes payable and long-term debt. The carrying amount of cash, accounts receivable, accounts payable and notes payable approximates their fair value because of the short-term maturity

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES of such instruments. Interest rates that are currently available to the Company for issuance of long-term debt with similar terms and remaining maturities are used to estimate the fair value of the Company's long-term debt. The estimated fair value of the Company's long-term debt at December 31, 1996 and 1997 was $485,297 and $388,848, compared to a carrying amount of $479,941 and $377,738, respectively.

 (h) Fiscal Year

The Company ends its fiscal year on December 31. Each of the first three quarters in the fiscal year ends on the Saturday nearest the calendar quarter end.

 (i) Goodwill

Goodwill arises in connection with business combinations accounted for as purchases. Goodwill is amortized primarily on a straight-line basis over 40 years. Amortization charged to earnings was $1,781 in 1995, $2,047 in 1996 and $2,518 in 1997.

 (j) Impairment of Long-Lived Assets

In 1995, the Company adopted FAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, as of January 1, 1995. Under FAS No. 121, the Company evaluates impairment of long-lived assets on a business unit basis, rather than on an aggregate entity basis, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets is based on the fair value of the asset.

 (k) Effect of Accounting Pronouncement Not Yet Adopted

In 1997, the FASB issued FAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which supersedes FAS No. 14, Financial Reporting for Segments of a Business Enterprise. This statement, which the Company is required to adopt in fiscal year 1998, requires public companies to report certain financial and descriptive information about their reportable operating segments, including related disclosures about products and services, geographic areas and major customers. The Company does not believe the implementation of FAS No. 131 will have a material effect on its consolidated financial statements.

 (l) Reclassifications

Certain prior period financial statement balances have been reclassified to conform with the current period's presentation.

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

(2) ACQUISITIONS

On January 13, 1995, the Company acquired all of the issued and outstanding capital stock of Galaxy Carpet Mills, Inc. ("Galaxy") for $42,232 in cash, including acquisition costs. Galaxy was a manufacturer and distributor of broadloom carpet, primarily for the residential market. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. The fair values allocated were $112,583 for the assets acquired and $70,351 for the liabilities assumed. Galaxy's results of operations are included in the Company's 1995 consolidated statement of earnings from the date of acquisition.

On July 23, 1997, the Company acquired certain assets of Diamond Rug & Carpet Mills, Inc. ("Diamond") and other assets owned by Diamond's principal shareholders for approximately $36,000, including acquisition costs, which consisted of $19,600 in cash, at closing, $7,000 in cash over the six-month period following closing and a $9,350 note payable in seven annual installments of principal plus interest at 6%. The acquisition was accomplished through a plan of reorganization filed by Diamond under Chapter 11 of the United States Bankruptcy Code.

On November 12, 1998, the Company acquired all of the outstanding capital stock of World in exchange for approximately 4,900 shares of the Company's common stock. The acquisition of World has been accounted for under the pooling-of-interests basis of accounting and, accordingly, the Company's historical consolidated financial statements have been restated to include the accounts and results of operations of World. The Company will incur an after tax, nonrecurring charge of approximately $12,100 related to the Merger with World. The charge will be recorded as non-operating expense in the fourth quarter of 1998.

The results of operations previously reported by the separate enterprises and the combined amounts presented in the accompanying consolidated financial statements are presented below:

                        YEARS ENDED DECEMBER 31,         NINE MONTHS ENDED
                     ------------------------------ ---------------------------
                                                    SEPTEMBER 27, SEPTEMBER 26,
                        1995      1996      1997        1997          1998
                     ---------- --------- --------- ------------- -------------
                                                            (UNAUDITED)
   Net sales:
     Mohawk......... $1,648,517 1,779,389 1,901,352   1,385,234     1,582,494
     World..........    316,857   373,627   425,989     308,496       327,904
                     ---------- --------- ---------   ---------     ---------
       Combined..... $1,965,374 2,153,016 2,327,341   1,693,730     1,910,398
                     ========== ========= =========   =========     =========

   Net earnings:
     Mohawk......... $    6,412    49,050    68,030      48,707        77,829
     World..........      3,602     4,328     5,394       3,818         4,984
                     ---------- --------- ---------   ---------     ---------
       Combined..... $   10,014    53,378    73,424      52,525        82,813
                     ========== ========= =========   =========     =========

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

Prior to the combination, World's fiscal year ended on the Sunday closest to June 30. In recording the pooling-of-interests combination, World's financial statements for the years ended June 28, 1998, June 29, 1997 and June 30, 1996 were combined with Mohawk's financial statements for the years ended December 31, 1997, 1996 and 1995, respectively. World's financial statements for the nine months ended September 27, 1998 and September 28, 1997 have been combined with Mohawk's financial statements for the nine months ended September 26, 1998 and September 27, 1997, respectively. An adjustment has been made to stockholders' equity in the nine months ended September 26, 1998 to eliminate the effect of including World's results of operations for the nine months ended September 27, 1998 in the Company's consolidated financial statements for the nine months ended September 26, 1998 and the year ended December 31, 1997. There were no significant intercompany transactions between Mohawk and World prior to the combination.

(3) RECEIVABLES

Receivables are as follows:

                                       AS OF DECEMBER
                                            31,        AS OF SEPTEMBER 26,
                                      ---------------- -------------------
                                        1996    1997            1998
                                      -------- ------- -----------------------
                                                             (UNAUDITED)
   Customers, trade.................. $307,146 337,520       413,658
   Other.............................    2,095     956         2,199
                                      -------- -------       -------
                                       309,241 338,476       415,857
   Less allowance for discounts,
    returns, claims and doubtful
    accounts.........................   40,000  51,605        61,512
                                      -------- -------       -------
       Net receivables............... $269,241 286,871       354,345
                                      ======== =======       =======

(4) INVENTORIES

The components of inventories are as follows:

                                             AS OF DECEMBER
                                                  31,        AS OF SEPTEMBER 26,
                                            ---------------- -------------------
                                              1996    1997          1998
                                            -------- ------- -------------------
                                                                 (UNAUDITED)
   Finished goods.......................... $183,634 185,162       224,722
   Work in process.........................   54,380  53,892        62,684
   Raw materials...........................  142,814 128,022       144,339
                                            -------- -------       -------
       Total inventories................... $380,828 367,076       431,745
                                            ======== =======       =======

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

(5) PROPERTY, PLANT AND EQUIPMENT

Following is a summary of property, plant and equipment:

                                                 AS OF DECEMBER
                                                      31,            AS OF
                                                ---------------- SEPTEMBER 26,
                                                  1996    1997       1998
                                                -------- ------- -------------
                                                                  (UNAUDITED)
   Land........................................ $ 11,912  12,746     13,001
   Buildings and improvements..................  153,000 153,486    152,637
   Machinery and equipment.....................  474,157 527,218    564,588
   Furniture and fixtures......................   20,236  18,590     15,758
   Leasehold improvements......................    2,573   3,256      7,718
   Construction in progress....................   12,901  20,666     50,022
                                                -------- -------    -------
                                                 674,779 735,962    803,724
   Less accumulated depreciation and
    amortization...............................  281,509 344,861    389,874
                                                -------- -------    -------
     Net property, plant and equipment......... $393,270 391,101    413,850
                                                ======== =======    =======

Property, plant and equipment includes capitalized interest of $2,169, $1,180 and $799 in 1995, 1996 and 1997, respectively.

During 1997, the Company recorded a charge of $5,500 arising from a revision in the estimated fair value of certain property, plant and equipment held for sale based on current appraisals and other market information related to a mill closing in 1995. The after-tax effect of the charge for the year was $3,328, or $0.06 diluted earnings per share.

During 1996, the Company recorded a charge of $3,060 arising from (a) the write-down of property, plant and equipment to be disposed of related to the closing of a manufacturing facility in 1996 and (b) a revision in the estimate of fair value of certain property, plant and equipment based on current market conditions related to mill closings in 1995. The after-tax effect of the charge for the year was $1,815, or $0.03 diluted earnings per share.

In connection with the adoption of FAS No. 121 in 1995, the Company recorded impairment losses of $21,000 for the write-down of property, plant and equipment to be held and used at certain mills and $2,711 for the write-down of property, plant and equipment to be disposed of related to these mill closings. The after-tax effect of these impairment losses for the year was $14,535, or $0.26 diluted earnings per share. The Company primarily used a discounted cash flow analysis to estimate the fair value of these assets.

(6) OTHER ASSETS

The components of other assets are summarized below:

                                                 AS OF DECEMBER
                                                      31,           AS OF
                                                 -------------- SEPTEMBER 26,
                                                  1996    1997      1998
                                                 ------- ------ -------------
                                                                 (UNAUDITED)
   Goodwill, net of accumulated amortization of
    $6,195, $8,266 and $9,882, respectively..... $60,479 59,823    75,749
   Other assets.................................  23,346 16,912    23,330
                                                 ------- ------    ------
     Total other assets......................... $83,825 76,735    99,079
                                                 ======= ======    ======

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

(7) NOTE PAYABLE AND LONG-TERM DEBT

In June 1996, the Company acquired certain equipment, primarily used for the extrusion of polypropylene yarn, valued at $21,200 in exchange for a promissory note due in April 1997. The promissory note paid interest at a variable rate that ranged from 0.25% to 0.875% above LIBOR. The note was paid in full in January 1997.

On April 15, 1997, the Company amended and restated its credit agreement to provide for an interest rate of either (i) LIBOR plus 0.2% to 0.5%, depending upon the Company's performance measured against certain financial ratios, or
(ii) the prime rate less 1.0%. Additionally, the termination date of the credit agreement was extended to May 15, 2002. At December 31, 1997, the Company had credit availability of $250,000 under its revolving credit line of which $201,200 was unused. The credit agreement contains customary financial and other covenants and restricts cumulative dividend payments to $10,000 as adjusted based on the Company's performance and dividend payments. The Company must pay an annual facility fee ranging from .0015 to .0025 of the total credit commitment, depending upon the Company's performance measured against specific coverage ratios, under the revolving credit line.

The capital stock of each of the Company's subsidiaries has been pledged as collateral under the credit agreement, the term loans and the senior notes.

On February 7, 1997, World amended the terms of its revolving and term loan facility. Under the amended terms, World can borrow up to $102,000, based on eligible accounts receivable and inventory balances. Interest on the revolving credit facility is payable monthly at a rate equal to the prime rate minus .25% or LIBOR plus 2% (8.25% and 8.5% at June 28, 1998 and June 29, 1997, respectively). Interest on the term loans is payable monthly at a rate equal to the prime rate plus .25% or LIBOR plus 2.5% (8.5% and 9.00% at June 28, 1998 and June 29, 1997, respectively). The line of credit expires February 7, 2002. The term loans are payable in sixty equal monthly principal instalments of approximately $321, plus interest at the rate stated above. The loans are secured by substantially all accounts receivable, inventory and property, plant and equipment of World. Under the terms of the revolving line of credit agreement, World incurs a fee equal to 3/8% per year on the unused balance of the revolving line of credit. The fee is payable monthly.

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

Long-term debt consists of the following:

                                                                 1996    1997
                                                               -------- -------
   Revolving line of credit, due May 15, 2002................. $122,800  48,800
   World revolving line of credit, due February 7, 2002.......   62,739  58,872
   World term loans...........................................   25,714  21,857
   8.46% senior notes, payable in annual principal
    installments beginning in 1998, due September 16, 2004,
    interest payable quarterly................................  100,000 100,000
   7.14%-7.23% senior notes, payable in annual principal
    installments beginning in 1997, due September 1, 2005,
    interest payable semiannually.............................   85,000  75,556
   8.48% term loans, payable in annual principal installments beginning in 1996, due October 26, 2002, interest payable
    quarterly.................................................   34,286  28,571
   9.5% senior notes, payable in annual principal
    installments, due April 1, 1998, interest payable
    semiannually..............................................    7,500   3,750
   7.58% senior notes, payable in annual principal
    installments beginning in 1997, due July 30, 2003,
    interest payable semiannually.............................   10,000   8,571
   6% term note, payable in annual principal and interest
    installments beginning in 1998, due July 23, 2004.........      --    9,350
   Industrial Revenue Bonds and other.........................   10,702  22,411
                                                               -------- -------
     Total long-term debt.....................................  458,741 377,738
   Less current portion.......................................   25,889  41,529
                                                               -------- -------
     Long-term debt, excluding current portion................ $432,852 336,209
                                                               ======== =======

  The aggregate maturities of long-term debt as of December 31, 1997 are as follows:

     1998.............................................................. $ 41,529
     1999..............................................................   37,029
     2000..............................................................   36,723
     2001..............................................................  101,615
     2002..............................................................   81,240
     Thereafter........................................................   79,602
                                                                        --------
                                                                        $377,738
                                                                        ========

(8) ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses are as follows:

                                                                     AS OF
                                              AS OF DECEMBER 31, SEPTEMBER 26,
                                                1996      1997       1998
                                              --------- ----------------------
                                                                  (UNAUDITED)
   Outstanding checks in excess of cash...... $  39,496   33,655     42,379
   Accounts payable, trade...................   129,363  138,699    176,420
   Accrued expenses..........................    59,976   70,986    101,268
   Accrued compensation......................    37,424   41,744     45,497
                                              --------- --------    -------
     Total accounts payable and accrued ex-
      penses.................................  $266,259  285,084    365,564
                                              ========= ========    =======

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

(9) STOCK OPTIONS AND STOCK COMPENSATION

Under the Company's 1992 and 1993 stock option plans, options may be granted to directors and key employees through 2002 and 2003 to purchase a maximum of 2,250 and 675 shares of common stock, respectively. During 1997, options to purchase 43 and 22 shares, respectively, were granted under these plans. Options granted under each of these plans expire ten years from the date of grant and become exercisable at such dates and at prices as determined by the Compensation Committee of the Company's Board of Directors.

During 1996, the Company adopted the 1997 Non-Employee Director Stock Compensation Plan. The plan provides for awards of common stock of the Company for non-employee directors to receive in lieu of cash for their annual retainers. During 1997, a total of 5 shares were awarded to the non-employee directors under the plan.

During 1997, the Board of Directors adopted the 1997 Long-Term Incentive Plan whereby the Company reserved 2,550 shares of common stock for issuance in connection with options and awards. As of December 31, 1997, no options or awards were granted under the plan.

Additional information relating to the Company's stock option plans follows:

                                            1995         1996        1997
                                         -----------  ----------  ----------
   Options outstanding at beginning of
    year................................       4,838       3,839       2,142
   Options granted......................         155         621          65
   Options exercised....................        (951)     (2,069)       (460)
   Options canceled.....................        (203)       (249)       (179)
                                         -----------  ----------  ----------
   Options outstanding at end of year...       3,839       2,142       1,568
                                         ===========  ==========  ==========
   Options exercisable at end of year...       2,367         655         742
                                         ===========  ==========  ==========
   Option prices per share:
   Options granted during the year...... $9.33-12.17  9.94-11.33  5.67-19.38
                                         ===========  ==========  ==========
   Options exercised during the year.... $ .01- 6.67   .01-14.50   .02-19.17
                                         ===========  ==========  ==========
   Options canceled during the year..... $5.67-19.17  5.67-19.17  5.67-19.17
                                         ===========  ==========  ==========
   Options outstanding at end of year... $ .01-19.17   .03-19.17  5.61-19.38
                                         ===========  ==========  ==========

Charges of $4,000 and $2,600 were recorded in the fourth quarter of 1995 and 1997, respectively, for income tax reimbursements to be made to certain executives for the exercise of stock options. The income tax reimbursements were recorded in connection with stock options granted in 1988 and 1989 related to the Company's 1988 leveraged buyout. The agreements allowed the Company to receive an income tax benefit on its tax return for the tax effect of the taxable compensation provided to the individuals upon the exercise of these options. Such income tax benefit resulted in a direct increase in stockholders' equity of $7,606 in 1996 primarily from the exercise of these options.

In 1995, the FASB issued FAS No. 123, Accounting for Stock-Based Compensation, which establishes a new method of accounting for stock-based compensation arrangements with an entity's

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES employees. The new method is a fair value based method rather than the intrinsic value based method prescribed by APB No. 25, Accounting for Stock Issued to Employees. FAS No. 123 allows entities to retain the current approach set forth in APB No. 25 for recognizing stock-based compensation expense in the basic financial statements. Entities electing to apply the provisions of APB No. 25 are required to make pro forma disclosures of net earnings and earnings per share as if the fair value based method had been used. The Company continues to apply the provisions of APB No. 25 for purposes of measuring compensation cost in adopting FAS No. 123. The disclosure requirements of FAS No. 123 were effective for 1996 and 1997, but the effect of the pro forma disclosures on the Company's results of operations for the years presented is immaterial.

(10) EMPLOYEE BENEFIT PLANS

The Company has a 401(k) retirement savings plan (the "Plan") open to substantially all of its employees who have completed one year of eligible service. The Company contributes $0.50 for every $1.00 of employee contributions up to a maximum of 4% of the employee's salary. Employee and employer contributions to the Plan were $7,105 and $2,245 in 1995, $6,499 and $2,132 in 1996 and $9,334 and $3,075 in 1997, respectively.

A portion of the employees who were not eligible to participate in the Plan participated in a defined contribution profit sharing plan through June 1997. After June 1997, the employee balances in the profit sharing plan were rolled over into the 401(k) retirement savings plan. Contributions were discretionary and the Company expensed $1,875, $2,130 and $991 for the years ended December 31, 1995, 1996 and 1997, respectively.

World maintains the World Carpet Savings Retirement Plan (the "Plan"), a defined contribution 401(k) plan covering substantially all employees. Employees are eligible to participate upon completion of one year of service. Under the terms of the Plan, World may match employee contributions up to a maximum of 2% of the employee's salary and employees vest in the contributions based on years of credited service. For the years ended December 31, 1995, 1996 and 1997, the Company contributed approximately $574, $629 and $698 to the Plan, respectively.

(11) RESTRUCTURING COSTS

During 1995, the Company closed five residential manufacturing facilities, the operations of which are being consolidated into other Mohawk facilities. During the year ended December 31, 1995, the Company recorded restructuring costs of $8,439 related to employee termination benefits, environmental clean-up and other costs associated with the mill closings. The amount of termination benefits accrued and charged to expense was $2,250 for the year ended December 31, 1995. The benefits accrued were for 945 employees, who were principally involved in manufacturing operations. The amount of actual termination benefits paid and charged against the liability as of December 31, 1995 was $2,186, covering approximately 930 employees. The after-tax effect of the restructuring costs for the year was $5,173, or $0.09 diluted earnings per share. Additionally, in 1995

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES the Company made payments of $2,308 and reclassed $7,372 to other liability or reserve accounts in connection with mill closings in 1995 and prior years.

During the fourth quarter of 1996, the Company decided to close a spinning mill in Belton, South Carolina, the operations of which are being consolidated into other Mohawk facilities. For the year ended December 31, 1996, the Company recorded restructuring costs of $700 related to employee termination benefits, environmental clean-up and other costs associated with the mill closing. The after-tax effect of the restructuring costs for the year was $415, or $0.01 diluted earnings per share. Additionally, in 1996 the Company made payments of $1,125 and reclassed $5,266 to other liability or reserve accounts in connection with mill closings in 1996 and prior years.

(12) INCOME TAXES

Income tax expense attributable to earnings before income taxes for the years ended December 31, 1995, 1996 and 1997 consists of the following:

                                                        CURRENT  DEFERRED TOTAL
                                                        -------- -------- ------
   1995:
     U.S. federal...................................... $ 11,587  (6,382)  5,205
     State and local...................................    3,288  (1,542)  1,746
                                                        --------  ------  ------
                                                        $ 14,875  (7,924)  6,951
                                                        ========  ======  ======
   1996:
     U.S. federal...................................... $ 31,363     955  32,318
     State and local...................................    2,574   3,393   5,967
                                                        --------  ------  ------
                                                        $ 33,937   4,348  38,285
                                                        ========  ======  ======
   1997:
     U.S. federal...................................... $ 42,994  (2,800) 40,194
     State and local...................................    8,600    (640)  7,960
                                                        --------  ------  ------
                                                        $ 51,594  (3,440) 48,154
                                                        ========  ======  ======

Income tax expense attributable to earnings before income taxes differs from the amounts computed by applying the U.S. federal income tax rate of 35% for Mohawk and 34% for World to earnings before income taxes as follows:

                                                          1995    1996   1997
                                                         ------  ------ ------
   Computed "expected" tax expense...................... $5,872  31,993 42,461
   State and local income taxes, net of federal income
    tax benefit.........................................    955   2,377  4,810
   Stock offering.......................................   (987)    --     --
   Amortization of goodwill.............................    524     519    472
   Other, net...........................................    587   3,396    411
                                                         ------  ------ ------
                                                         $6,951  38,285 48,154
                                                         ======  ====== ======

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1997 are presented below:

                                                               1996      1997
                                                             --------  --------
   Deferred tax assets:
     Accounts receivable.................................... $ 14,743    19,387
     Inventories............................................      --        969
     Accrued expenses.......................................   11,853    18,451
     Purchased net operating loss carryforwards.............   10,427     6,025
     Other..................................................    2,012     1,385
                                                             --------  --------
       Gross deferred tax assets............................   39,035    46,217
                                                             --------  --------
   Deferred tax liabilities:
     Plant and equipment....................................  (29,388)  (32,946)
     Inventories............................................   (1,665)      --
     Other..................................................   (4,858)   (4,500)
                                                             --------  --------
       Gross deferred tax liabilities.......................  (35,911)  (37,446)
                                                             --------  --------
       Net deferred tax asset .............................. $  3,124     8,771
                                                             ========  ========

At December 31, 1997, as a result of the World and Galaxy acquisitions, the Company had net operating loss carryforwards for income tax purposes of $6,049 and $10,046, respectively. These net operating loss carryforwards are available to offset future taxable income, if any, and begin expiring in 2005 and continue to expire through 2009. Utilization of the net operating loss carryforwards is subject to certain limitations under the Internal Revenue Code.

(13) COMMITMENTS AND CONTINGENCIES

The Company is obligated under various operating leases for office and manufacturing space, machinery and equipment.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) at December 31, 1997 are:

     YEARS ENDING DECEMBER 31,
     -------------------------
     1998.............................................................. $19,165
     1999..............................................................  13,176
     2000..............................................................  11,781
     2001..............................................................   8,016
     2002..............................................................   5,307
     Thereafter........................................................   7,433
                                                                        -------
     Total minimum lease payments...................................... $64,878
                                                                        =======

Rental expense under operating leases was $18,488, $17,677 and $20,475 in 1995, 1996 and 1997, respectively.

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

In June 1994, the Company and several other carpet manufacturers received subpoenas to produce documents from a grand jury of the United States District Court in Atlanta. The subpoenas were requested by the Antitrust Division of the U.S. Department of Justice in connection with an investigation of the industry. In October 1997, the Company was notified by the U.S. Department of Justice that such investigation by the grand jury has been closed.

In December 1995, the Company and four other carpet manufacturers were added as defendants in a purported class action lawsuit, In re Carpet Antitrust Litigation, pending in the United States District Court for the Northern District of Georgia, Rome Division. The amended complaint alleges price fixing regarding polypropylene products in violation of Section One of the Sherman Act. In September 1997, the Court determined that the plaintiffs met their burden of establishing the requirements for class certification and granted the plaintiffs' motion to certify the class. The Company is a party to two consolidated lawsuits captioned Gaehwiler v. Sunrise Carpet Industries, Inc. et. al. and Patco Enterprises, Inc. v. Sunrise Carpet Industries, Inc. et. al.; both of which were filed in the Superior Court of the State of California, City and County of San Francisco in 1996. Both complaints were brought on behalf of a purported class of indirect purchasers of carpet in the State of California and seek damages for alleged violations of California antitrust and unfair competition laws. The Company believes both of these lawsuits are without merit and intends to vigorously defend against them. The complaints filed do not specify any amount of damages but do request for any unlawful conduct to be enjoined and treble damages plus reimbursement for fees and costs.

(14) CONSOLIDATED STATEMENTS OF CASH FLOWS INFORMATION

Supplemental disclosures of cash flow information are as follows:

                              FOR THE YEARS ENDED         FOR THE NINE
                                 DECEMBER 31,             MONTHS ENDED
                             --------------------- ---------------------------
                                                   SEPTEMBER 27, SEPTEMBER 26,
                              1995    1996   1997      1997          1998
                             ------- ------ ------ ------------- -------------
                                                           (UNAUDITED)
Net cash paid during the
 period for:
  Interest.................. $41,292 37,949 35,926    27,984        24,163
                             ======= ====== ======    ======        ======
  Income taxes.............. $ 3,163 23,721 52,368    32,770        46,718
                             ======= ====== ======    ======        ======

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

(15) QUARTERLY FINANCIAL DATA (UNAUDITED)

The supplemental quarterly financial data are as follows:

                                                      QUARTERS ENDED
                                           -------------------------------------
                                           MARCH 30, JUNE 29, SEPT. 28, DEC. 31,
                                             1996      1996     1996      1996
                                           --------- -------- --------- --------
   Net sales.............................. $466,201  555,671   557,724  573,420
   Gross profit...........................  100,441  127,836   119,512  130,006
   Net earnings...........................    7,067   17,079    12,927   16,305
   Basic earnings per share...............     0.13     0.30      0.23     0.29
   Diluted earnings per share.............     0.13     0.30      0.23     0.29

                                                      QUARTERS ENDED
                                           -------------------------------------
                                           MARCH 29, JUNE 28, SEPT. 27, DEC. 31,
                                             1997      1997     1997      1997
                                           --------- -------- --------- --------
   Net sales.............................. $514,993  581,539   600,843  629,966
   Gross profit...........................  109,881  129,852   136,231  143,240
   Net earnings...........................    8,731   18,899    22,184   23,610
   Basic earnings per share...............     0.15     0.33      0.39     0.41
   Diluted earnings per share.............     0.15     0.33      0.39     0.41
                                                  QUARTERS ENDED
                                           ----------------------------
                                           MARCH 28, JUNE 27, SEPT. 26,
                                             1998      1998     1998
                                           --------- -------- ---------
   Net sales.............................. $559,963  660,441   689,994
   Gross profit...........................  124,867  165,706   167,058
   Net earnings...........................   14,595   33,495    34,723
   Basic earnings per share...............     0.26     0.58      0.61
   Diluted earnings per share.............     0.25     0.58      0.60

                       REPORT OF INDEPENDENT ACCOUNTANTS

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of World Carpets, Inc. and its subsidiary (the "Company") at June 28, 1998, and the results of their operations and their cash flows for the year ended June 28, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
Atlanta, GA
September 21, 1998

                              WORLD CARPETS, INC.

                           CONSOLIDATED BALANCE SHEET
               (IN THOUSANDS OF DOLLARS EXCEPT FOR SHARE AMOUNTS)

                                                                      JUNE 28,
                                                                        1998
                                                                      --------
                               ASSETS
Current assets
  Cash and restricted cash........................................... $    145
  Accounts receivable, less allowance for doubtful accounts of
   $1,777............................................................   53,918
  Inventories........................................................   75,770
  Prepaid expenses...................................................      355
  Deferred income taxes..............................................   10,890
                                                                      --------
    Total current assets.............................................  141,078
Property, plant and equipment, net...................................   71,283
Other assets.........................................................    8,867
                                                                      --------
                                                                      $221,228
                                                                      ========
                LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities..................................................
  Book overdraft..................................................... $  6,712
  Current maturities of long-term debt...............................    5,570
  Accounts payable...................................................   36,078
  Accrued liabilities................................................   15,133
  Estimated product claims...........................................    4,658
                                                                      --------
    Total current liabilities........................................   68,151
Long-term debt, less current maturities..............................   78,971
Estimated product claims.............................................      968
Deferred income taxes................................................    1,920
                                                                      --------
                                                                       150,010
                        SHAREHOLDERS' EQUITY
Class A Preferred Stock, voting, 8% cumulative, $100 par value,
 1,000,000 shares authorized; 3,000 shares issued and outstanding....      300
Class B Preferred Stock, nonvoting, 10% noncumulative, $100 par val-
 ue,
 100,000,000 shares authorized; 190,080 shares issued; 151,280 shares
 outstanding.........................................................   19,008
Class C Common Stock, nonvoting, no par value, $100 stated value,
 100,000,000 shares authorized; 126,920 shares issued and outstand-
 ing.................................................................   12,692
Retained earnings....................................................   43,098
                                                                      --------
                                                                        75,098
Less treasury stock, 38,800 shares of Class B Preferred Stock, at
 cost................................................................   (3,880)
                                                                      --------
                                                                        71,218
                                                                      --------
Commitments and contingencies........................................      --
                                                                      --------
                                                                      $221,228
                                                                      ========

   The accompanying notes are an integral part of these financial statements.

                              WORLD CARPETS, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                           (IN THOUSANDS OF DOLLARS)

                                                                      YEAR ENDED
                                                                       JUNE 28,
                                                                         1998
                                                                      ----------
Net sales............................................................  $430,932
                                                                       --------
Costs and expenses
  Cost of goods sold.................................................   337,849
  Selling, warehousing and distribution expenses.....................    60,562
  General and administrative expenses................................    17,504
                                                                       --------
                                                                        415,915
                                                                       --------
Income from operations...............................................    15,017
Interest expense.....................................................    (8,094)
Other income, net....................................................     2,209
                                                                       --------
Income before income taxes...........................................     9,132
Benefit from income taxes............................................     2,155
                                                                       --------
Net income...........................................................  $ 11,287
                                                                       ========



   The accompanying notes are an integral part of these financial statements.

                              WORLD CARPETS, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
              (IN THOUSANDS OF DOLLARS EXCEPT FOR SHARE AMOUNTS)

                             CLASS A            CLASS B         CLASS C
                         PREFERRED STOCK    PREFERRED STOCK  COMMON STOCK
                         -----------------  --------------- ---------------
                                                                            RETAINED TREASURY
                         SHARES    AMOUNT   SHARES  AMOUNT  SHARES  AMOUNT  EARNINGS  STOCK   TOTAL
                         --------  -------  ------- ------- ------- ------- -------- -------- ------
 Balance at June 29,
  1997..................    3,000   $   300 190,080 $19,008 126,920 $12,692  31,835   (3,880) 59,955
                         --------   ------- ------- ------- ------- -------  ------   ------  ------
 Dividends paid.........                                                        (24)             (24)
 Net income.............                                                     11,287           11,287
                         --------   ------- ------- ------- ------- -------  ------   ------  ------
 Balance at June 28,
  1998..................    3,000   $   300 190,080 $19,008 126,920 $12,692  43,098   (3,880) 71,218
                         ========   ======= ======= ======= ======= =======  ======   ======  ======



  The accompanying notes are an integral part of these financial statements.

                              WORLD CARPETS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)

                                                                     YEAR ENDED
                                                                      JUNE 28,
                                                                        1998
                                                                     ----------
Cash flows from operating activities
  Net income........................................................  $11,287
  Adjustments to reconcile net income to net cash provided by operating activities
   Depreciation.....................................................    8,059
   Amortization.....................................................    1,030
   Deferred income taxes............................................   (2,395)
   Gain on disposal of property, plant and equipment................     (662)
   Changes in operating assets and liabilities
    Accounts receivable.............................................    2,165
    Inventories.....................................................    2,291
    Other assets....................................................   (1,633)
    Cash overdraft..................................................     (984)
    Accounts payable................................................   (6,758)
    Accrued liabilities and estimated product claims................    2,045
                                                                      -------
      Net cash provided by operating activities.....................   14,445
                                                                      -------
Cash flows from investing activities
  Collections on note receivable from shareholder...................      895
  Refund from business acquisition..................................    1,859
  Proceeds from sale of property, plant and equipment...............    1,109
  Purchases of property, plant and equipment........................  (11,217)
                                                                      -------
      Net cash used in investing activities.........................   (7,354)
                                                                      -------
Cash flows from financing activities
  Proceeds from issuance of long-term debt..........................    1,311
  Payments of long-term debt........................................   (9,131)
  Dividends paid....................................................      (24)
                                                                      -------
      Net cash used in financing activities.........................   (7,844)
                                                                      -------
Net decrease in cash................................................     (753)
Cash and restricted cash, beginning of year.........................      898
                                                                      -------
Cash and restricted cash, end of year...............................  $   145
                                                                      =======
  Cash paid for interest............................................  $ 8,287
                                                                      =======
  Cash paid for taxes...............................................  $   956
                                                                      =======


   The accompanying notes are an integral part of these financial statements.

                               WORLD CARPET, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF ACCOUNTING POLICIES

  World Carpets, Inc. and its wholly owned subsidiary, World Commercial Carpets, Inc. (the "Company") is a manufacturer of residential and commercial carpet sold principally throughout the United States. The Company designs, manufactures and markets carpet and rugs in a broad range of colors, textures and patterns. The Company is widely recognized through its premier brand names, some of which are "WundaWeave," "CustomWeave," "Zenith" and "Sunrise", and markets its products primarily through carpet retailers, home centers, mass merchandisers, department stores, commercial dealers and commercial end users. The Company's operations are vertically integrated from the extrusion of resin into fiber, to the conversion of fiber into yarn and to the manufacture and shipment of finished carpet and rugs.

  The more significant accounting policies followed by the Company are summarized below:

PRINCIPLES OF CONSOLIDATION

  The accompanying consolidated financial statements include the accounts of World Carpets, Inc. and its wholly-owned subsidiary, World Commercial Carpets, Inc. All significant transactions are eliminated in consolidation.

ACCOUNTS RECEIVABLE

  For trade accounts, an allowance for doubtful accounts is provided based upon industry average, historical bad debt experience and periodic evaluations of the aging of accounts. Receivables are written off when deemed to be uncollectible and recoveries are credited to the allowance account when received. Accounts receivable also includes reserves for discounts, returns and other items which are determined based on historical experience and specific activity where applicable.

INVENTORIES

  Inventories are stated at the lower of cost or market. The Company uses the first-in, first-out (FIFO) method for valuing substantially all of its inventories.

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment is recorded at cost. Additions and improvements are capitalized while maintenance and repairs are charged to expense as incurred.

  The Company computes depreciation using the straight-line method over the estimated useful lives of the assets which range from three to forty years. The cost and accumulated depreciation of property retired or otherwise disposed of are removed from the accounts and any gains or losses are included in income. The Company evaluates impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Measurement of impairment losses is based on the fair value of the applicable assets.

                               WORLD CARPET, INC.

  The Company capitalizes leased property and equipment meeting certain criteria. The accompanying balance sheet reflects all capitalized leased machinery and equipment as assets and the related obligations are included in the current and non-current portion of long-term debt. Capital lease assets are amortized on a straight-line basis over the lease terms. Amortization of the capital lease assets is included in depreciation expense in the accompanying financial statements.

OTHER ASSETS

  Other assets consist principally of the cash surrender value of life insurance, deferred financing costs, and goodwill. Deferred financing costs are amortized over the term of the related loans. Goodwill, representing the excess of the purchase cost over the fair value of net assets acquired in the acquisitions of certain assets of Wunda Weve Carpets, Inc. and Sunrise Carpet Industries, Inc. & Affiliates, is being amortized over 15 years on a straight-line basis. The Company periodically reviews goodwill to assess recoverability. Any significant impairment would be recognized in operating results if a permanent decline in value were to occur.

BOOK OVERDRAFT

  Book overdraft represents outstanding checks written which have not been presented to the bank for payment.

ESTIMATED PRODUCT CLAIMS

  The estimated cost of future product claims is determined based on historical claim percentages incurred by the Company. The amount is classified as a current liability if expected to be settled within one year, with the balance being classified as a long-term liability.

INCOME TAXES

  The Company reports the effects of income taxes in accordance with Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes." This asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of existing assets and liabilities. In estimating future tax consequences, FAS 109 generally considers all expected future events other than enactments of changes in the tax laws or rates.

FISCAL YEAR

  The Company's operations are reported on a fifty-two, fifty-three week basis with the fiscal year ending on the Sunday nearest June 30. Fiscal year 1998 included 52 weeks.

FAIR VALUE OF FINANCIAL INSTRUMENTs

  The carrying amount reported in the balance sheet for cash and restricted cash, accounts receivable, shareholder receivable and accounts payable approximate fair value because of the short-term maturity of these financial instruments.

                              WORLD CARPETS, INC.

  The carrying amount reported for long-term debt approximates fair value as significantly all of the underlying instruments are variable rate notes that reprice frequently.

  RISKS AND UNCERTAINTIES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

  RESEARCH AND DEVELOPMENT COSTS

  Product development costs are expensed by the Company as incurred. These costs approximated $2,642,000 for the year ended June 28, 1998.

  NEW ACCOUNTING PRONOUNCEMENTS

  In 1997 and 1998, the Financial Accounting Standards Board issued Statement No. 130, (FAS 130) "Reporting comprehensive Income", Statement No. 131, (FAS 131) "Disclosures and Segments of an Enterprise and Related Information", Statement No. 132, (FAS 132) "Employers' Disclosures about Pensions and Other Postretirement Benefits" and Statement No. 133, (FAS
  133) "Accounting for Derivative Instruments and Hedging Activities". FAS 130, FAS 131 and FAS 132 are effective for fiscal years beginning after December 15, 1997. FAS 133 is effective for fiscal years beginning after July 15, 1999. FAS 130 establishes standards for the reporting and display of comprehensive income and its components in financial statements. FAS 131 requires companies to report certain financial and descriptive information about their reportable operating segments, including related disclosures about products and services, geographic areas and major customers. FAS 132 suggests combined formats for presentation for pension and other postretirement benefit disclosures. FAS 132 also permits reduced disclosures for non public entities. FAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities. The Company does not believe the implementation of FAS 130, FAS 131, FAS 132 or FAS 133 will have a material effect on its consolidated financial statements.

2. NOTE RECEIVABLE FROM SHAREHOLDER

  A note receivable from shareholder was prepaid December 19, 1997, which included $774,000 of principal and $13,000 of interest. The note receivable from shareholder totaled $895,000 at June 29, 1997 and called for bi-weekly principal and interest, at 7.6% instalments through 2007.

                              WORLD CARPETS, INC.

3. INVENTORIES

  Inventories consist of the following:

                                                                     JUNE 28,
                                                                       1998
                                                                   (IN THOUSANDS
                                                                    OF DOLLARS)
                                                                   -------------
      Finished goods..............................................    $31,103
      Work-in-progress............................................      9,313
      Raw materials and other.....................................     35,354
                                                                      -------
                                                                      $75,770
                                                                      =======

4.PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consists of the following:

                                                                     JUNE 28,
                                                                       1998
                                                                   (IN THOUSANDS
                                                                    OF DOLLARS)
                                                                   -------------
      Land and improvements.......................................   $  4,085
      Buildings and leasehold improvements........................     35,140
      Machinery and equipment.....................................    107,265
      Equipment under capital leases..............................      4,980
      Construction in progress....................................      3,728
                                                                     --------
                                                                      155,198
      Less accumulated depreciation and amortization..............    (83,915)
                                                                     --------
                                                                     $ 71,283
                                                                     ========

  Included in land and improvements and buildings and leasehold improvements are nonoperating assets with a net book value of approximately $1,687,000. Certain of these assets are leased by the Company to third parties under short-term operating lease agreements. Rental income from the lease agreements totaling $324,000, for year ended June 28, 1998, is included as other income in the accompanying statement of operations.

                              WORLD CARPETS, INC.

5.OTHER ASSETS

  Other assets consist of the followings:

                                                                     JUNE 28,
                                                                       1998
                                                                   (IN THOUSANDS
                                                                    OF DOLLARS)
                                                                   -------------
      Goodwill....................................................    $ 8,821
      Loan origination fees.......................................        871
      Other.......................................................        593
                                                                      -------
                                                                       10,285
      Accumulated amortization....................................     (1,418)
                                                                      -------
      Less accumulated depreciation and amortization..............    $ 8,867
                                                                      =======

6.ACCRUED LIABILITIES

  Accrued liabilities consist of the following:

                                                                     JUNE 28,
                                                                       1998
                                                                   (IN THOUSANDS
                                                                    OF DOLLARS)
                                                                   -------------
      Payroll and related withholdings............................    $ 4,814
      Professional fees and settlement............................      2,593
      Self-insurance reserves.....................................      3,246
      Other.......................................................      4,480
                                                                      -------
                                                                      $15,133
                                                                      =======

7.LONG-TERM DEBT

  Long-term debt consists of the following:

                                                                     JUNE 28,
                                                                       1998
                                                                   (IN THOUSANDS
                                                                    OF DOLLARS)
                                                                   -------------
      Revolving line of credit....................................    $58,872
      Term loans..................................................     21,857
      Capital lease obligations...................................      3,812
                                                                      -------
                                                                       84,541
      Less current maturities.....................................     (5,570)
                                                                      -------
                                                                      $78,971
                                                                      =======

  Under the amended terms of the Company's revolving and term loan facility, the Company can borrow up to $102 million, based on eligible accounts receivable and inventory balances. Interest on the revolving credit facility is payable monthly at a rate equal to the prime rate minus .25% or the London Interbank Offering Rate ("LIBOR") plus 2% (8.25% at June 28,
  1998). Interest on the term loans is payable monthly at a rate equal to the prime rate plus .25 % or LIBOR plus 2.5% (8.5% at June 28, 1998). The line of credit expires February 7, 2002. The term loans are payable in sixty equal monthly principal installments of approximately $321,000,

                              WORLD CARPETS, INC.

  plus interest at the rate stated above. The loans are secured by substantially all accounts receivable, inventory and property, plant and equipment of the Company.

  Under the terms of the revolving line of credit agreement, the Company incurs a fee equal to 3/8% per year on the unused balance of the revolving line of credit. The fee is payable monthly.

  The loan agreement requires that the Company maintain certain levels of working capital and net worth during the term of the loans. The agreement also limits capital expenditures, the payment of dividends and imposes certain financing restrictions. The Company violated a financial covenant requiring that a specified portion of capital expenditures be financed during the year ended June 28, 1998. The Company has obtained a waiver for this condition of default.

  As of June 28, 1998, debt maturities, including capital lease obligations, net of imputed interest, for the next five fiscal years are as follows:

                                                                CAPITAL
                                                                 LEASE
   FISCAL YEAR                                         DEBT   OBLIGATIONS TOTAL
   -----------                                        ------- ----------- ------
                                                      (IN THOUSANDS OF DOLLARS)
   1999.............................................. $ 3,857    1,713     5,570
   2000..............................................   3,857      963     4,820
   2001..............................................   3,857      657     4,514
   2002..............................................  69,158      248    69,406
   2003..............................................     --       231       231
                                                      -------    -----    ------
                                                      $80,729    3,812    84,541
                                                      =======    =====    ======

8. EMPLOYEE BENEFIT PLAN

  The Company maintains the World Carpet Savings Retirement Plan (the "Plan"), a defined contribution 401(k) plan covering substantially all employees. Employees are eligible to participate upon completion of one year of service. Under the terms of the Plan, the Company may match employee contributions up to a maximum of 2% of the employee's salary and employees vest in the contributions based on years of credited service. For the year ended June 28, 1998, the Company contributed approximately $698,000, to the Plan.

                              WORLD CARPETS, INC.

9. INCOME TAXES

  The components of the income tax benefit are as follows:

                                                                   YEAR ENDED
                                                                    JUNE 28,
                                                                      1998
                                                                  (IN THOUSANDS
                                                                   OF DOLLARS)
                                                                  -------------
      Current
        Federal.................................................     $ (146)
        State...................................................        (94)
                                                                     ------
                                                                       (240)
      Deferred
        Federal.................................................      2,275
        State...................................................        120
                                                                     ------
                                                                     $2,155
                                                                     ======

  The difference between the U.S. federal statutory tax rate and the Company's effective tax rate are as follows:

                                                                    JUNE 28,
                                                                      1998
                                                                  (IN THOUSANDS
                                                                   OF DOLLARS)
                                                                  -------------
      Federal statutory tax rate................................         34 %
      State income taxes (net of federal federal income tax ben-
       efit)....................................................        3.8
      Reduction in valuation of reserve for deferred tax as-
       sets.....................................................      (64.5)
      Other.....................................................        2.5
                                                                     ------
      Effective (benefit) tax rate..............................      (24.2)%
                                                                     ======

  The deferred tax assets and deferred tax liabilities recorded on the balance sheet are as follows:

                                                                DEFERRED TAX
                                                            ASSETS (LIABILITIES)
                                                                  JUNE 28,
                                                                    1998
                                                               (IN THOUSANDS
                                                                OF DOLLARS)
                                                            --------------------
      Accounts receivable reserves.........................        $3,051
      Depreciation and amortization........................        (4,478)
      Accrued liabilities..................................         5,656
      Inventories..........................................         1,332
      Allowance for bad debts..............................           693
      Loss carryforwards...................................         2,057
      Tax credit carryforwards.............................           659
                                                                   ------
                                                                   $8,970
                                                                   ======

  As of June 28, 1998, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $6,049,000 available to reduce taxable income. The Company's net operating loss carryforwards begin expiring in 2005 and will continue to expire

                              WORLD CARPETS, INC.

  through 2006. During the year ended June 28, 1998, the Company utilized approximately $6,897,000 of its net operating loss carryforwards to offset current taxable income and reduced its valuation allowance by $5,893,000.

  Under the Tax Reform Act of 1986, if certain substantial changes in the Company's ownership were to occur in the future, there would be an annual limitation on the amount of operating loss carryforwards which could be used to offset future taxable income.

10. COMMITMENTS AND CONTINGENCIES

  LEASE COMMITMENTS

  The Company leases warehouses and certain equipment under noncancelable operating leases with terms in excess of one year. At June 28, 1998, future minimum annual lease payments required by these operating leases approximate the following:

      FISCAL YEAR                                                 (IN THOUSANDS)
      -----------                                                 --------------
      1999.......................................................     $  226
      2000.......................................................        107
      2001.......................................................        107
      2002.......................................................        107
      2003 and thereafter........................................      2,090
                                                                      ------
                                                                      $2,637
                                                                      ======

  Total rent expense charged to operations approximated $652,000, for the year ended June 28, 1998. Substantially all operating lease agreements have provisions for escalation in rents based on changes in the consumer price index.

  LITIGATION AND OTHER MATTERS

  The Company recorded $925,000 in fiscal year 1998 to record final settlement amounts for certain litigation. Management does not anticipate any additional costs from this matter. There are other claims pending against the Company with respect to workers' compensation, product liability, sales taxes and other matters arising out of the ordinary conduct of business. The ultimate result of these claims is not determinable at June 28, 1998. However, in the opinion of management, adequate provision for anticipated costs has been made in the financial statements. Management does not anticipate any additional costs from this matter.

11. PREFERRED AND COMMON STOCK

  The Company has two classes of issued and outstanding preferred stock. Class A Preferred Stock shareholders are entitled to receive dividends at 8% of the par value from current or retained earnings when declared by the Board of Directors. Dividends on the Class A Preferred Stock are cumulative and are payable before any dividends may be paid on the Class B Preferred Stock or the Class C Common Stock. During fiscal 1998, the Company paid $24,000

                              WORLD CARPETS, INC.

  of dividends in arrears for Class A preferred stock. The liquidation preference for Class A Preferred Stock is its par value plus accumulated, unpaid dividends.

  Class B Preferred Stock shareholders are entitled to receive dividends at 10% of the par value from current or retained earnings when declared by the Board of Directors. Dividends on the Class B Preferred Stock are noncumulative and are payable before any dividends may be paid on the Class C Common Stock. The liquidation preference for Class B Preferred Stock is its par value.

  Shares of Class B Preferred Stock are convertible by their original holders to Class C Common Stock. At the conversion date, each Class B Preferred Stock share may be exchanged for the number of Class C Common Stock shares which have a fair market value of $100 with fair market value determined by an independent third party.

  Any sales, transfers or purchases of the Company's outstanding shares are subject to shareholders' agreement.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS. IF ANY SUCH INFORMATION IS GIVEN OR ANY SUCH REPRESENTATIONS ARE MADE, THEY MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY MOHAWK OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES OF MOHAWK COMMON STOCK OFFERED HEREBY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF MOHAWK SINCE SUCH DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
The Company..............................................................   2
Risk Factors.............................................................   3
Use of Proceeds..........................................................   5
Pro Forma Condensed Consolidated Financial Information...................   5
Selected Supplemental Consolidated Financial Information.................  13
Management's Discussion and Analysis of Supplemental Financial Condition
 and Results of Operations...............................................  15
Selling Stockholders.....................................................  21
Plan of Distribution.....................................................  22
Where You Can Find More Information......................................  23
Legal Opinions...........................................................  24
Experts..................................................................  24
Index to Mohawk Supplemental Consolidated Financial Statements...........  25
Index to World Consolidated Financial Statements.........................  25

                               ----------------


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                                    MOHAWK
                               INDUSTRIES, INC.

                                 COMMON STOCK



                               ----------------

                                  PROSPECTUS

                               ----------------



-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. The Registrant is paying all of these expenses in connection with the issuance and distribution of the securities.

   SEC registration fee............................................... $ 39,121
   Accountants' fees and expenses.....................................   15,000
   Legal fees and expenses............................................   50,000
   Printing, materials and postage....................................   20,000
   Blue Sky fees and expenses.........................................    2,500
   Transfer agent fees and expenses...................................    2,500
   Miscellaneous......................................................    5,000
                                                                       --------
     Total............................................................ $134,121
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Article XII of the Amended and Restated Bylaws of the Registrant sets forth the extent to which the Registrant's directors and officers may be indemnified against liabilities they may incur while serving in such capacities. Such indemnification will be provided to the fullest extent allowed by the Delaware General Corporation Law, as amended from time to time. Under these indemnification provisions, the Registrant is required to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, (other than an action by or in the right of the Registrant) by reason of the fact that he is or was a director or officer of the Registrant or, being at the time a director or Board-elected officer of the Registrant, is or was serving at the request of the Registrant as a director, trustee, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, or other enterprise (all such persons, together with any officer or director, hereafter referred to as an "Agent"), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Registrant is also required to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed judicial action or suit brought by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he was an Agent, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, except that no indemnification will be required in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity of such expenses which the Court of Chancery or other such court shall deem proper. Notwithstanding the foregoing, to the extent that an Agent has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to herein or in defense of any claim, issue or matter therein, such Agent shall be indemnified against all expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. Subject to certain conditions, the Registrant may also provide advancement of expenses incurred by an Agent in defending any action, suit or proceeding upon receipt of an undertaking by or on behalf of such Agent to repay such amount in the event that it is ultimately determined that such person is not entitled to indemnification under the Amended and Restated Bylaws of the Registrant.

The Registrant's Restated Certificate of Incorporation, as amended, contains a provision which limits, to the fullest extent permitted by law, director liability for monetary damages for breaches of the duty of care or any other duty as a director.

The Registrant maintains an insurance policy insuring the Registrant and directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933.

ITEM 16. EXHIBITS.

See exhibit index immediately preceding the exhibits for the page number where each exhibit can be found.

   EXHIBIT
   NUMBER                              DESCRIPTION
   -------                             -----------
     2      Agreement and Plan of Merger by and among the Registrant, WC
            Acquisition Corp., World Carpets, Inc. and the shareholders of
            World Carpets, Inc. dated as of October 22, 1998*
     3.1    Restated Certificate of Incorporation of the Registrant
            (Incorporated herein by reference to Exhibit 3.1 in the
            Registrant's Annual Report on Form 10-K for the year ended
            December 31, 1996).
     3.2    Amendment to the Restated Certificate of Incorporation of the
            Registrant adopted on May 21, 1998 by the Registrant's
            stockholders.*
     4.1    See Article 4 of the Restated Certificate of Incorporation, as
            amended, of the Registrant (Incorporated herein by reference to
            Exhibit 4.1 in the Registrant's Annual Report on Form 10-K for
            the year ended December 31, 1996).
     4.2    See Articles 2, 6 and 9 of the Amended and Restated Bylaws of the
            Registrant (Incorporated herein by reference to Exhibit 4.2 in the Registrant's Annual Report on Form 10-K for the year ended
            December 31, 1996).
     5      Opinion of Alston & Bird LLP, including consent.
    23(a)   Consent of Alston & Bird LLP (contained in Exhibit 5).
    23(b)   Consent of KPMG Peat Marwick LLP.
    23(c)   Consent of PricewaterhouseCoopers LLP.
    24      Power of Attorney (included on pages II-4 and II-5 of this
            Registration Statement).*

--------

* Previously filed

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (other than as provided in the proviso and instructions to Item 512(a) of Regulation S-K): (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act"); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the registration statement; and
(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CALHOUN, AND STATE OF GEORGIA, ON NOVEMBER 12, 1998.

                                          MOHAWK INDUSTRIES, INC.

                                                     /s/ David L. Kolb
                                          By: _________________________________
                                                       DAVID L. KOLB
                                                 CHAIRMAN OF THE BOARD AND
                                                  CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON NOVEMBER 12, 1998.

              SIGNATURE                                  TITLE
              ---------                                  -----
          /s/ David L. Kolb               Chairman of the Board and Chief
______________________________________     Executive Officer (principal
            DAVID L. KOLB                  executive officer)

                  *                       Vice President-Finance and Chief
______________________________________     Financial Officer (principal
            JOHN D. SWIFT                  financial and accounting officer)

                  *                       Director
______________________________________
             LEO BENATAR

                  *                       Director
______________________________________
          BRUCE C. BRUCKMANN
                  *                       Director
______________________________________
          ALAN S. LORBERBAUM
                  *                       Director; President and Chief
______________________________________     Operating Officer
        JEFFREY S. LORBERBAUM
                  *                       Director
______________________________________
           LARRY W. MCCURDY
                  *                       Director
______________________________________
         ROBERT N. POKELWALDT
*By: _______/s/ David L. Kolb_________
            DAVID L. KOLB
           ATTORNEY-IN-FACT